Form U-13-60
                     Mutual and Subsidiary Service Companies


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2004 and Ending December 31, 2004



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                          A Subsidiary Service Company



                       Date of Organization: July 12, 2000

 State or Sovereign Power under which Incorporated or Organized: North Carolina


          Location of Principal Executive Offices of Reporting Company:

                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Robert H. Bazemore, Jr.
                          Vice President and Controller
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601


         Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                              Progress Energy, Inc.

                     INSTRUCTIONS FOR USE OF FORM U-13-60


1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The Service Company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The Service Company shall submit with each annual report a listing of the currently effective methods of allocation being used by the Service Company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                 Schedule or             Page
Description of Schedules and Accounts                           Account Number          Number

COMPARATIVE BALANCE SHEET                                       Schedule     I           4-5

  Service Company Property                                      Schedule     II          6-7
  Accumulated Provision for Depreciation and
   Amortization of Service Company Property                     Schedule     III         8
  Investments                                                   Schedule     IV          9
  Accounts Receivable from Associate Companies                  Schedule     V           10
  Fuel Stock Expenses Undistributed                             Schedule     VI          11
  Stores Expense Undistributed                                  Schedule     VII         12
  Miscellaneous Current and Accrued Assets                      Schedule     VIII        13
  Miscellaneous Deferred Debits                                 Schedule     IX          14
  Research, Development, or Demonstration
   Expenditures                                                 Schedule     X           15
  Proprietary Capital                                           Schedule     XI          16
  Long-Term Debt                                                Schedule     XII         17
  Current and Accrued Liabilities                               Schedule     XIII        18
  Notes to Financial Statements                                 Schedule     XIV         19-25

COMPARATIVE STATEMENT OF INCOME
  AND COMPREHENSIVE INCOME                                      Schedule     XV          26

  Analysis of Billing - Associate Companies                     Account      457         27
  Analysis of Billing - Nonassociate Companies                  Account      458         28
  Analysis of Charges for Services - Associate
   and Nonassociate Companies                                   Schedule     XVI         29
  Schedule of Expense Distribution by Department or
   Service Function                                             Schedule     XVII        30-32
  Departmental Analysis of Salaries                             Account      920         33
  Outside Services Employed                                     Account      923         34-38
  Employee Pensions and Benefits                                Account      926         39
  General Advertising Expenses                                  Account      930.1       40-41
  Miscellaneous General Expenses                                Account      930.2       42
  Rents                                                         Account      931         43
  Taxes Other Than Income Taxes                                 Account      408         44
  Donations                                                     Account      426.1       45-49
  Other Deductions                                              Account      426.2-5     50-52
  Notes to Statement of Income                                  Schedule     XVIII       53

ORGANIZATION CHART                                                                       54

CURRENT METHODS OF ALLOCATION                                                            55-58

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                               59

SIGNATURE                                                                                60

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

               Give balance sheet of the Company as of December 31
                          of the current and prior year


                                                                            As of
Account            Assets and Other Debits                               December 31
                                                                        2004        2003
                                                                        (In Thousands)

        SERVICE COMPANY PROPERTY
101     Service Company Property (Schedule II)                      $ 172,007     $169,530
107     Construction work in progress (Schedule II)                    16,013        7,331
                                                                     --------      -------
         Total Service Company Property                               188,020      176,861
                                                                     --------      -------

108     Less accumulated provision for depreciation                     8,120        1,533
        (Schedule III)
111     Less amortization of intangible property                       44,870       27,047
        (Schedule III)
                                                                      --------     -------
         Net Service Company Property                                 135,030      148,281
                                                                      --------     -------

        INVESTMENTS
121     Nonutility Property (Schedule IV)                                  44          128
123     Investments in associate companies                                  -            -
124     Other investments (Schedule IV)                                18,949       17,659
128     Special Funds (Schedule IV)                                    35,830       37,496
                                                                     --------      -------
         Total Investments                                             54,823       55,283
                                                                     --------      -------
        CURRENT AND ACCRUED ASSETS
131     Cash                                                              954          559
134     Special deposits                                                    -            -
135     Working funds                                                       -            -
136     Temporary cash investments                                          -            -
141     Notes receivable                                                  425            -
143     Accounts receivable                                             2,672          350
144     Accumulated provision for uncollectible accounts                    -            -
145     Notes receivable from associate companies                           -              -
146     Accounts receivable from associate companies
        (Schedule V)                                                  127,180      162,495
152     Fuel stock expenses undistributed (Schedule VI)                     -            -
154     Materials and supplies                                              -            -
163     Stores expense undistributed (Schedule VII)                         -        1,483
165     Prepayments                                                    15,056       18,981
171     Interest and Dividends Receivable                                   -            -
172     Rents Receivable                                                  176           28
174     Miscellaneous current and accrued assets
        (Schedule VIII)                                                 5,062        5,130
                                                                     --------      -------
         Total Current and Accrued Assets                             151,525      189,026
                                                                     --------      -------

        DEFERRED DEBITS
181     Unamortized debt expense                                            -            -
183     Preliminary Survey and Investigation                                -            -
184     Clearing accounts                                                 372          748
186     Miscellaneous deferred debits (Schedule IX)                     5,446        1,445
188     Research, development, or demonstration
        expenditures (Schedule X)                                           -            -
190     Accumulated deferred income taxes                              55,085       41,385
                                                                     --------      -------
         Total Deferred Debits                                         60,903       43,578
                                                                     --------      -------
         TOTAL ASSETS AND OTHER DEBITS                              $ 402,281    $ 436,168
                                                                     ========     ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

               SCHEDULE I - COMPARATIVE BALANCE SHEET (continued)



                                                                            As of
Account            Liabilities and Proprietary Capital                    December 31
                                                                        2004       2003
                                                                         (In Thousands)


        PROPRIETARY CAPITAL
201     Common stock issued (Schedule XI)                            $      -    $      -
211     Miscellaneous paid-in-capital (Schedule XI)                    (5,348)      1,513
215     Appropriated retained earnings (Schedule XI)                        -           -
216     Unappropriated retained earnings (Schedule XI)                (20,508)    (20,508)
219     Accumulated Other Comprehensive Income (Loss)(Schedule XI)    (15,819)     (5,393)
                                                                     ---------    --------
         Total Proprietary Capital                                    (41,675)    (24,388)
                                                                     ---------    --------
        LONG - TERM DEBT
223     Advances from associate companies (Schedule XII)              115,000     115,000
224     Other long-term debt (Schedule XII)                                 -           -
225     Unamortized premium on long-term debt                               -           -
226     Unamortized discount on long-term debt                              -           -
                                                                     --------    --------
         Total Long - Term Debt                                       115,000     115,000
                                                                     --------    --------
        OTHER NONCURRENT LIABILITIES
2282    Accumulated provision- injuries and damage                        320         420
2283    Accumulated provision- pensions & retiree benefits            101,046      58,976
2284    Accumulated miscellaneous operating provision                  14,627      18,598
                                                                     --------    --------
           Total Other Noncurrent Liabilities                         115,993      77,994
                                                                     --------    --------
          CURRENT AND ACCRUED LIABILITIES
231     Notes payable                                                       -           -
232     Accounts payable                                               21,479     101,688
233     Notes payable to associate companies
        (Schedule XIII)                                                44,786     101,511
234     Accounts payable to associate companies
        (Schedule XIII)                                                 6,163      11,102
236     Taxes accrued                                                   4,662       4,383
237     Interest accrued                                                    -           -
238     Dividends declared                                                  -           -
241     Tax collections payable                                          (713)     (1,760)
242     Miscellaneous current and accrued liabilities
        (Schedule XIII)                                               113,847      29,538
                                                                     --------    --------
         Total Current and Accrued Liabilities                        190,224     246,462
                                                                     --------    --------
        DEFERRED CREDITS
253     Other deferred credits                                          9,044       1,233
254     Other regulatory liabilities                                        -           -
255     Accumulated deferred investment tax credits                         -           -
                                                                     --------    --------
         Total Deferred Credits                                         9,044       1,233
                                                                     --------    --------
        ACCUMULATED DEFERRED INCOME TAXES
282     Accumulated deferred income taxes-Other Property                4,490      10,391
283     Accumulated deferred income taxes-Other                         9,205       9,476
                                                                     --------    --------
         Total Accumulated Deferred Income Taxes                       13,695      19,867
                                                                     --------    --------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL                  $ 402,281   $ 436,168
                                                                     ========    ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                     SCHEDULE II - SERVICE COMPANY PROPERTY



                                          Balance At              Retirements                  Balance At
                                          Beginning                   or           Other         Close
Account      Description                   of Year    Additions      Sales        Changes (1)   of Year


301      Organization                     $      -    $     -      $     -      $     -       $      -
303      Miscellaneous
         Intangible Plant                   81,544     12,292                    (3,980)        89,856
304      Land and Land
         Rights                                  -          -            -            -              -
305      Structures and
         Improvements                            -          -            -            -              -
306      Leasehold
         Improvements                       38,997      3,149       2,936             -         39,210
307      Equipment
308      Office Furniture
         and Equipment                           -          -            -            -              -
309      Automobiles,
         Other Vehicles
         and Related Garage
         Equipment                               -          -            -            -              -
310      Aircraft and Airport
         Equipment                               -          -            -            -              -
311      Other Service
         Company Property(3)                     -          -            -            -              -

389      Land and Land Rights                  280          -            -          308            588
390      Structures and Improvements         5,899     (1,028)           -          259          5,130
391      Office Furniture and
         Equipment(2)                       25,087    (10,319)           -            8         14,776
392      Transportation Equipment(2)         1,139         75            -            -          1,214
393      Store Equipment (2)                   172        191            -            -            363
394      Tools, Shop, and Garage
         Equipment (2)                         124        187            -            -            311
395      Laboratory Equipment (2)            1,654        227            -         (407)         1,474
397      Communication Equipment (2)        14,561      7,029            1       (3,131)        18,458
398      Miscellaneous Equipment (2)            73        554            -            -            627
                                           -------    -------      -------      --------       -------
         SUBTOTAL- Account 101            $169,530    $12,357      $ 2,937      $(6,943)      $172,007


107      Construction Work in
         Progress (4)                        7,331     17,123        8,441            -         16,013
                                           -------    -------      -------      -------        -------
         TOTAL                            $176,861    $29,480      $11,378      $(6,943)      $188,020
                                           =======    =======      =======      =======       ========



                  See next page for footnotes.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

               SCHEDULE II - SERVICE COMPANY PROPERTY (continued)



(1) Other Changes - Provide an explanation of those changes considered material:

    Other Changes in Account 303 reflect the correction of a double posting in a prior period. Other Changes in Account 397 reflects a correction to transfer communication equipment dollars to Progress Energy Carolinas and Progress Energy Florida.

(2) Sub accounts are required for each class of equipment owned. The Service Company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                        Balance At
                                                                         Close of
    Account  Subaccount Description                         Additions      Year

    391      Office Furniture, Fixtures, and Equipment       $(10,376)    $14,612
    391      Data Handling Equipment (not computers)               28          68
    391      Information Systems                                   29          96
    392      Transportation Equipment - Automobiles                 -          52
    392      Transportation Equipment -Light Trucks                75       1,162
    393      Store Equipment- Office Equipment                    191         363
    394      Tools, Shop, and Garage Equip. - Office Equip.       187         311
    395      Laboratory Equipment - Office Equipment              227       1,474
    397      Telephone, Telegraph, and Wireless Equipment       7,029      18,458
    398      Miscellaneous Equip. - Office Equipment              554         623
    398      Miscellaneous Equip.- Data Handling Equipment          -           4
                                                             --------     -------
             TOTAL                                           $ (2,056)    $37,223
                                                             ========     =======

(3) Describe Other Service Company Property:

    Not Applicable



(4) Describe Construction Work in Progress (Account 107):

                                                          Balance at    Balance at
                                                           12/31/03      12/31/04

    Facilities Projects                                    $   700       $     -
    Telecommunication Projects                               2,200         6,027
    IT Systems Projects                                          -         5,219
    Other General Plant Projects                               448         1,108
    Leasehold Improvement Projects                           3,983         3,659
                                                           -------       -------
                                                           $ 7,331       $16,013
                                                           =======       =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY



                                  Balance At    Additions                    Other      Balance At
                                  Beginning    Charged to                 Changes Add     Close
            Description            of Year     Account 403  Retirements   (Deduct)(1)    of Year
                                                 & 404

Account
301        Organization            $     -      $     -      $     -     $     -         $     -
303        Miscellaneous
           Intangible Plant         27,047       17,828            -          (5)         44,870
304        Land and Land
           Rights                        -            -            -           -               -
305        Structures and
           Improvements                  -            -            -           -               -
306        Leasehold
           Improvements                  -        6,947       (1,928)     (1,007)          4,012
307        Equipment                     -            -            -           -               -
308        Office Furniture
           and Equipment                 -            -            -           -               -
309        Automobiles,
           Other Vehicles
           and Related Garage
           Equipment                     -            -            -           -               -
310        Aircraft and Airport
           Equipment                     -            -            -           -               -
311        Other Service
           Company Property              -            -            -           -               -

389        Land and Land Rights          -           33            -           -              33
390        Structures and
            Improvements                69          102            -           -             171
391        Office Furniture and
            Equipment                  494        1,493            -          36           2,023
392        Transportation Equipment     97           67            -           -             164
393        Store Equipment               4           11            -           -              15
394        Tools, Shop & Garage
            Equipment                    2            5            -           -               7
395        Laboratory Equipment        143          118            -           -             261
397        Communication Equipment     723          839           (1)       (136)          1,425
398        Miscellaneous Equipment       1           16            -          (8)              9

                                   -------      -------      -------     -------         -------

           TOTAL                   $28,580      $27,459      $(1,929)    $(1,120)        $52,990
                                   =======      =======      =======     =======         =======



(1) Provide an explanation of those changes considered material:

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                            SCHEDULE IV - INVESTMENTS

      INSTRUCTIONS: Complete the following schedule concerning investments.

          Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

          Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                        Balance At       Balance At
                                                        Beginning          Close
      Account        Description                         of Year          of Year


      Account 121 - Non Utility Property                 $   128          $    44

      Account 123 - Investment in Associate Companies          -                -

      Account 124 - Other Investments:
                    NuStart Energy Development, LLC            -            1,000
                    Split Dollar Life Insurance Program-
                       Cash Surrender Value               17,659           17,949

      Account 128 - Special Funds:
                    Voluntary Employee Benefit
                       Association (VEBA) Fund(1)         37,496           35,456
                    Medical Insurance                          -              374

      Account 136 - Temporary Cash Investments                 -                -
                                                         -------          -------
                    TOTAL                                $55,283          $54,823
                                                         =======          =======




Note (1): The Voluntary Employee Benefit Association Trust is a trust which funds certain welfare benefits for employees and retirees of participating employers pursuant to Section 501(c)(9) of the Internal Revenue Code.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     Balance At  Balance At
                                                     Beginning     Close
                 Description                          of Year     of Year

Account 146 - Accounts Receivable from Associate
              Companies
     Progress Energy Carolinas                        $122,543    $74,099
     CaroFinancial, Inc.                                     2          -
     CaroHome, LLC                                         272        689
     Progress Real Estate Holdings, Inc.                   183        135
     Progress Energy Ventures, Inc.                      5,660      5,644
     Progress Genco Ventures, LLC                          489        455
     Walton County Power, LLC                                3         52
     Washington County Power, LLC                            8         51
     Progress Energy Florida                            25,993     30,434
     Progress Fuels Corporation                          7,405      9,079
     Progress Telecommunications Corporation             1,923        283
     Progress Telecom, LLC                                  25      1,855
     Florida Progress Corporation                          348        257
     Progress Rail Services Corporation                    134        182
     Strategic Resource Solutions Corporation               78        702
     Progress Energy Solutions, Inc.                       338          -
     Progress Energy, Inc.                              (3,189)     3,263
     Suspense Account                                      280          -
                                                       -------    -------
       TOTAL RECEIVABLES                              $162,495   $127,180
                                                      ========   ========




Analysis of Convenience or Accommodation Payments:

                                                                   Total
       Company Name                                              Payments
       ------------                                              --------
       Progress Energy Carolinas                                  $48,651
       Progress Energy Florida                                     20,332
       Progress Energy Ventures, Inc.                                 654
       Progress Fuels Corporation                                     634
       Progress Rail Services Corporation                              30
       Progress Telecommunications Corporation                        830
                                                                 --------
       Total Payments                                             $71,131
                                                                 ========


                                                                   Total
       Type of Convenience Payment                               Payments
       --------------------------                                --------
       Employee Medical and Life Benefits                         $52,722
       Training Expenses                                            1,411
       Fleet O&M Expenses                                          16,364
       Corporate Aircraft Usage Expenses                              634
                                                                 --------
       Total Payments                                             $71,131
                                                                 ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                 SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the Service Company.



              Description                           Labor     Expenses    Total
              -----------                           -----     --------    -----

Account 152 - Fuel Stock Expenses Undistributed     $  -       $    -      $  -

                                                    -----       ------     -----
     TOTAL                                          $  -       $    -      $  -
                                                    =====       ======     =====




Summary:

     Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.




             Description                           Labor     Expenses     Total
             -----------                           -----     --------     -----

Account 163 - Stores Expense Undistributed


Associate Companies

Progress Energy Carolinas                         $6,902      $3,026     $9,928
Progress Energy Florida                            3,919       1,717      5,636
                                                 -------      ------    -------
TOTAL                                            $10,821      $4,743    $15,564
                                                 =======     =======    =======


Note: This schedule demonstrates the stores expenses that flowed through account 163 during the calendar year and were allocated to associate companies. The undistributed stores balance at year-end was zero.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                     Balance At  Balance At
                                                     Beginning     Close
        Description                                   of Year     of Year
        -----------

Account 174- Miscellaneous Current and
             Accrued Assets:

             Inventory of Residences Purchased
             From Employees in the Relocation
             Program                                $ 5,130       $ 5,062
                                                     ------        ------
             TOTAL                                  $ 5,130       $ 5,062
                                                     ======       =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.




                                                                   Balance At   Balance At
                                                                   Beginning      Close
                Description                                         of Year      of Year
                -----------

Account 186 - Miscellaneous Deferred Debits


     Job Order Projects - Work in Progress                            1,445            -
     Intangible Asset -Minimum Pension Liability                          -        3,913
     Deferred portion of contract with Progress Telecom, LLC,
        an affiliated company, for phone services                         -        1,533
                                                                     ------      -------
     TOTAL                                                          $ 1,445      $ 5,446
                                                                    =======      =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                                   SCHEDULE X
              RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.



             Description                                       Amount
             -----------                                       ------

Account 188 - Research, Development,
              or Demonstration Expenditures                    $    -

                                                                -----
              TOTAL                                            $    -
                                                                =====


Summary:

     Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                        SCHEDULE XI - PROPRIETARY CAPITAL



                                                                Outstanding
                                  Number of  Par or Stated    Close of Period
Account                             Shares       Value     No. of         Total
Number         Class of Stock     Authorized   Per Share   Shares         Amount

201          Common Stock Issued    N/A          N/A        N/A             N/A


INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


       Description                                                Amount

Account 211 - Miscellaneous Paid-In Capital                      $(5,348)

Account 215 - Appropriated Retained Earnings                           -
                                                                   -----
       TOTAL                                                     $(5,348)
                                                                   =====



INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                        Balance At       Net Income                   Balance At
                                        Beginning           or         Dividends        Close
            Description                  of Year (1)      (Loss)          Paid         of Year

Account 216 - Unappropriated
              Retained Earnings          $(20,508)         $ 0          $   0         $(20,508)
                                         ---------         ----           ----         --------
       TOTAL                             $(20,508)         $ 0          $   0         $(20,508)
                                         =========         ====           ====        =========


   Note (1): The beginning balance is derived from losses during calendar year 2000. Progress Energy Service Company was not a part of a Registered Holding Company System until November 27, 2000. Therefore, costs were not fully distributed during 2000.



                                                     Balance At      Net Income      Balance At
                                                      Beginning          or             Close
            Description                               of Year          (Loss)        of Year (2)

Account 219 - Accumulated Other Comprehensive
              Income (Loss)                           $ (5,393)       $(10,426)        $(15,819)
                                                       --------        --------         -------
  TOTAL                                               $ (5,393)       $(10,426)        $(15,819)
                                                      ========         =======         ========


   Note (2): Amount relates primarily to minimum pension liability adjustments pursuant to SFAS No. 87.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                          SCHEDULE XII - LONG-TERM DEBT



INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.





                           Terms of Oblig    Date                           Balance At                        Balance At
                           Class & Series     of      Interest    Amount    Beginning             Deductions     Close
                            of Obligation   Maturity    Rate     Amortized   of Year   Additions     (1)        of Year

Account 223 - Advances from
              Associate Companies:
              Progress Energy, Inc.        11/01/2011   6.425%      N/A     $ 115,000      -          N/A       $ 115,000

Account 224 - Other Long-Term Debt                                                  -                                   -
                                                                              -------                             -------
   TOTAL                                                                    $ 115,000                           $ 115,000
                                                                              =======                             =======



  (1)    Give an explanation of deductions: Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                                Balance At  Balance At
                                                                Beginning      Close
Description                                                      of Year      of Year
-----------

Account 233 - Notes Payable to Associate Companies

         Money Pool                                               $  99,584   $ 42,840
         Money Pool Interest                                             80         99
         Interest-Note Payable to Progress Energy, Inc.               1,847      1,847
                                                                     ------    -------
         TOTAL NOTES PAYABLE TO ASSOCIATE COMPANIES               $ 101,511   $ 44,786
                                                                    =======   ========


Account 234 - Accounts Payable to Associate Companies

        Progress Energy Carolinas                                 $   5,540   $      -
        CaroFinancial, Inc.                                            (459)         -
        Progress Real Estate Holdings, Inc.                             179         24
        Progress Energy Ventures, Inc.                                   43          -
        Progress Genco Ventures, LLC                                      8          -
        Progress Energy Florida                                       2,898      4,207
        Progress Fuels Corporation                                       10          -
        Progress Telecommunications Corporation                           9          -
        Progress Telecom, LLC                                             -      1,604
        Progress Energy Solutions, Inc.                                   2          -
        Progress Energy, Inc.                                         2,872        328
                                                                    -------     ------
        TOTAL ACCOUNTS PAYABLES TO ASSOCIATE COMPANIES            $  11,102   $  6,163
                                                                    =======     ======


Account 242 - Miscellaneous Current and Accrued Liabilities

        Unpaid Salary                                             $   4,470   $      -
        Bank Overdrafts                                                   -     80,444
        Labor and Vacation Accrual                                    9,515     10,985
        Medical and Dental Insurance - Active Employees                 984      1,074
        Management Incentive Compensation Plan                        6,797      7,272
        Employee Incentive Compensation Plan                          7,511      7,981
        Miscellaneous                                                   261      6,091
                                                                    -------    -------
        TOTAL MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES       $  29,538   $113,847
                                                                    =======    =======

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Organization and Summary of Significant Accounting Policies

     A.  Organization

     Progress Energy Service Company, LLC (the Company) is a wholly-owned subsidiary of Progress Energy, Inc. (Progress Energy), headquartered in Raleigh, North Carolina. Progress Energy is a registered holding company under the Public Utility Holding Company Act of 1935, (PUHCA), as amended. The Company was formed on July 12, 2000, and has no earnings since it primarily renders services at cost to Progress Energy and Progress Energy's subsidiaries, as further discussed in Note 3.

     B.  Basis of Presentation

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company utilizes the Uniform System of Accounts prescribed for Public Utilities by the Federal Energy Regulatory Commission (FERC) modified to include certain Service Company accounts as prescribed by the U.S. Securities and Exchange Commission (SEC) for service companies.

     An unconsolidated investment in NuStart Energy Development, LLC (NuStart) over which the Company does not have control, but has the ability to exercise influence over operating and financial policies (generally over 5% for LLC's), is accounted for under the equity method of accounting. NuStart was formed to submit a proposal in response to the Department of Energy's (DOE's) Solicitation DE-PS07-04ID14435, and to negotiate, enter into and perform the DOE's proposed agreement (Cooperative Agreement) and other contracts and subcontracts as required in order to implement the Cooperative Agreement. At December 31, 2004, the Company has an equity investment in NuStart of $1 million.

     Other investments primarily include the cash surrender value of company-owned life insurance policies and excess funding held in order to pay claims related to the Progress Energy Voluntary Employee Benefit Association (VEBA). These investments are stated principally at cost. These cost method investments are included in Schedule IV. At December 31, 2004 and 2003, the Company has approximately $53.8 million and $55.3 million, respectively, of cost method investments.

     C.  Use of Estimates and Assumptions

     In preparing financial statements that conform with GAAP, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

     D.  Revenue Recognition

     The Company recognizes inter-company revenue as services are rendered to affiliate companies.

     E.  Property

     The Company's property is stated at historical cost less accumulated depreciation. The cost of renewals and betterments is also capitalized. Maintenance and repairs of property (including planned major maintenance activities), and replacements and renewals of items determined to be less than units of property, are charged to maintenance expense as incurred. Upon the retirement or sale of an asset, the related cost and accumulated depreciation are removed from the balance sheet and the resulting gain or loss is credited or charged to income.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


     F. Depreciation and Amortization

     For financial reporting purposes, all depreciation is computed on the straight-line method based on the estimated remaining useful life of the property, adjusted for estimated salvage. The following estimated useful lives are: rights of way - 75 years; equipment - 8 to 35 years; computers, office equipment - 20 years; and intangible property (software) - 5 years. Leasehold Improvements are amortized over 10 years or the remaining life of the lease, which ever is less. A summary of the Company's property is included at Schedule II of the Annual Report. Depreciation and amortization expense was $27.5 million and $14.3 million for the years ended December 31, 2004 and 2003, respectively.

     G. Cash and Cash Equivalents

     The Company considers cash and cash equivalents to include unrestricted cash on hand, cash in banks and temporary investments purchased with a maturity of three months or less.

     H. Income Taxes

     Progress Energy and its affiliates file a consolidated federal income tax return. Deferred income taxes have been provided for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. See Note 7.

     The consolidated income tax of Progress Energy is allocated to the Company in accordance with the Inter-company Income Tax Allocation Agreement (Tax Agreement). The Tax Agreement provides an allocation that recognizes positive and negative corporate taxable income. The Tax Agreement provides for an equitable method of apportioning the carry-over of uncompensated tax benefits. Progress Energy's tax benefits not related to acquisition interest expense are allocated to profitable subsidiaries, beginning in 2002, in accordance with a SEC order. Income taxes are provided as if the Company filed a separate return.

     I. Pension and Postretirement Benefits

     The Company follows the guidance in Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," to account for its defined benefit retirement plans. In addition to pension benefits, the Company provides other postretirement benefits which are accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See Note 5 for related disclosures of these plans.

     J. Cost Distribution Policies

     The Company renders services to affiliated companies at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by Progress Energy. The costs of the services are determined on a direct charge basis to the extent practicable and based on predetermined allocation factors for indirect costs. See Note 3.


2.   New Accounting Standards

     A. FASB STAFF POSITION 106-2, "ACCOUNTING AND DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG IMPROVEMENT AND MODERNIZATION ACT OF 2003"

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) was signed into law. In accordance with guidance issued by the Financial Accounting Standards Board (FASB) in FASB Staff Position 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003," (FASB Staff Position 106-1) the Company elected to defer accounting for the effects of the Medicare Act due to uncertainties regarding the effects of the implementation of the Medicare Act and the accounting for certain provisions of the Medicare Act. In May 2004, the FASB issued definitive accounting guidance for the Medicare Act in FASB Staff Position 106-2, which was effective for the Company in the third quarter of 2004. FASB Staff Position 106-2 results in the recognition of lower other postretirement employment benefit (OPEB) costs to reflect prescription drug-related federal subsidies to be received under the Medicare Act. As a result of the Medicare Act, the Company's accumulated postretirement benefit obligation as of January 1, 2004, was reduced by approximately $6.1 million, and the Company's 2004 net periodic cost was reduced by approximately $1.2 million.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)




     B. SFAS NO. 123 (REVISED 2004), "SHARE-BASED PAYMENT" (SFAS NO. 123R)

     In December 2004, the FASB issued SFAS No. 123R, which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The key requirement of SFAS No. 123R is that the cost of share-based awards to employees will be measured based on an award's fair value at the grant date, with such cost to be amortized over the appropriate service period. Previously, entities could elect to continue accounting for such awards at their grant date intrinsic value under APB Opinion No. 25, and the Company made that election. The intrinsic value method resulted in the Company recording no compensation expense for stock options granted to employees (See Note 4).

     As written, SFAS No. 123R had an original effective date of July 1, 2005 for the Company. In April 2005, the SEC delayed the effective date for public companies, which resulted in a required effective date of January 1, 2006 for the Company. The SEC delayed the effective date due to concerns that implementation in mid-year could make compliance more difficult and make comparisons of quarterly reports more difficult. The Company currently intends to implement SFAS No. 123R on the original effective date of July 1, 2005. The Company intends to implement the standard using the required modified prospective method. Under that method and with a July 1, 2005 implementation, the Company will record compensation expense under SFAS No. 123R for all awards it grants after July 1, 2005, and it will record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at July 1, 2005. In 2004, Progress Energy made the decision to cease granting stock options and replaced that compensation with alternative forms of compensation. Therefore, the amount of stock option expense expected to be recorded in 2005 is below the amount that would have been recorded if the stock option program had continued. The Company expects to record approximately $1 million of pre-tax expense for stock options in 2005.

3. Service Agreements

    The Company has entered into agreements under which it renders specialized services, at cost, to Progress Energy and its subsidiaries. Substantially all revenue recorded by the Company relate to services provided to affiliates. The Company's affiliates include, but are not limited to, the following:
    o Carolina Power & Light Company, which effective January 1, 2003 began doing business as Progress Energy Carolinas, Inc. (an integrated electric utility);
    o Florida Power Corporation, which effective January 1, 2003 began doing business as Progress Energy Florida, Inc. (an integrated electric utility);
    o Progress Ventures, Inc., which effective January 1, 2003 began doing business as Progress Energy Ventures, Inc. (involved in nonregulated electric generation);
    o Progress Fuels Corporation (involved in natural gas drilling and production, coal terminal services, coal mining, synthetic fuel production, fuel transportation and delivery);
    o   Progress Telecommunications Corporation (PTC) and
    o   Progress Telecom, LLC (provides telecommunication services).

    The Company's services include general executive and advisory services, purchasing, accounting and statistical, finance and treasury, legal, tax, information resources, marketing, auditing, insurance and pension, rate-making support, budgeting, business promotion and public relations, employee relations, systems and procedures, and other business and operational services. The agreements will be canceled to the extent and from the time that performance conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements. During 2002, the SEC's Office of Public Utility Regulation performed an audit examination of the Company's books and records. This examination is a standard process for all PUHCA registrants. Based on the review, certain methods of allocating the Company's costs to Progress Energy and Progress Energy's subsidiaries changed in 2003 and retroactive reallocations of 2002 and 2001 charges were made during the first quarter of 2003. See Note 8B for related party disclosure of these retroactive reallocations.

4. Stock-Based Compensation

    The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO No. 25"), and related interpretations as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


    A.  Employee Stock Ownership Plan

    Progress Energy sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time and certain part-time non-bargaining employees within participating subsidiaries are eligible. The Company is a participating subsidiary in the 401(k), which has matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Progress Energy common stock and other diverse investments. The 401(k), as amended in 1989, is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Progress Energy common stock to satisfy 401(k) common stock needs. Qualification as an ESOP did not change the level of benefits received by employees under the 401(k). Common stock acquired with the proceeds of an ESOP loan is held by the 401(k) Trustee in a suspense account. The common stock is released from the suspense account and made available for allocation to participants as the ESOP loan is repaid. Such allocations are used to partially meet common stock needs related to Progress Energy's matching and incentive contributions and/or reinvested dividends.

    There were 3,450,424 and 4,033,412 ESOP suspense shares at December 31, 2004 and 2003, respectively, with a fair value of $156.1 million and $182.5 million, respectively. The Company's matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants' accounts in the form of Progress Energy common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The 401(k) common stock share needs are met with open-market purchases, shares released from the ESOP suspense account and newly issued shares. Costs for incentive goal compensation are accrued during the fiscal year and typically paid in shares in the following year; while costs for the matching component are typically met with shares in the same year incurred. The Company's matching and incentive cost met with shares released from the suspense account totaled approximately $4.5 million and $4.2 million for the years ended December 31, 2004 and 2003, respectively.

    B.  Stock Option Agreements

    Pursuant to Progress Energy's 1997 Equity Incentive Plan and 2002 Equity Incentive Plan, as amended and restated as of July 10, 2002, Progress Energy may grant directors, officers and eligible employees options to purchase shares of common stock. During 2004 and 200, approximately 28 thousand and 3.0 million common stock options were granted, respectively. Of these amounts, approximately 1.1 million were granted to the Company's officers and eligible employees in 2003. No options were granted to the offices and employees of the Company in 2004. No compensation expense was recognized under the provisions of APBO No. 25 and related interpretations. For purposes of the pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 148, compensation expense would have been $6.5 million and $6.3 million in 2004 and 2003, respectively. The Company expects to begin expensing stock options on July 1, 2005, by adopting new FASB guidance on accounting for stock-based compensation. In 2004, however, Progress Energy made the decision to cease granting stock options and intends to replace that compensation program with other programs. Therefore, the amount of stock option expense expected to be recorded in 2005 is below the amount that would have been recorded if the stock option program had continued.

    C.  Other Stock-Based Compensation Plans

    Progress Energy has additional compensation plans for officers and key employees that are stock-based in whole or in part. The Company participates in these plans. The two primary active stock-based compensation programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock Awards program (RSA), both of which were established pursuant to Progress Energy's 1997 Equity Incentive Plan and were continued under the 2002 Equity Incentive Plan, as amended and restated as of July 10, 2002.

    Under the terms of the PSSP, officers and key employees are granted performance shares on an annual basis that vest over a three-year consecutive period. Each performance share has a value that is equal to, and changes with, the value of a share of Progress Energy's common stock, and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on Progress Energy's results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout and is reduced by any forfeitures.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


    The RSA allows Progress Energy to grant shares of restricted common stock to officers and key employees. The restricted shares generally vest on a graded vesting schedule over a minimum of three years. Compensation expense, which is based on the fair value of common stock at the grant date, is recognized over the applicable vesting period and is reduced by any forfeitures.

    The total amount expensed by the Company for other stock-based compensation plans was $2.7 million and $12.9 million in 2004 and 2003, respectively.

5.  Postretirement Benefit Plans

    The Company participates in the Progress Energy non-contributory defined benefit retirement (pension) plan for substantially all full-time, non-bargaining unit employees. The Company also participates in Progress Energy's supplementary defined benefit pension plans that provide benefits to higher-level employees. The Company's annual costs related to these plans were $9.8 million and $8.7 million for the years ended December 31, 2004 and 2003, respectively.

    In addition to pension benefits, the Company participates in Progress Energy plans that provide contributory other postretirement employment benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria. The Company's annual costs related to OPEB were $3.6 million and $4.0 million for the year ended December 31, 2004 and 2003 respectively.

6.  Accumulated Other Comprehensive Loss

    Components of accumulated other comprehensive loss at December 31, are as follows (in thousands):

                                                      2004          2003
                                                   ----------     ---------
    VEBA Trust Unrealized Earnings                 $      44              -
    Minimum pension liability adjustments          $ (15,863)     $ (5,393)
                                                   ----------     ---------
    Total accumulated other comprehensive loss     $ (15,819)     $ (5,393)
                                                   ==========     =========

7.  Income Taxes

    The Company is included in Progress Energy's consolidated federal income tax return. Deferred income taxes have been provided for temporary differences. These occur when there are differences between book and tax carrying amounts of assets and liabilities. Income taxes are allocated to the Company based upon its taxable income or loss, determined on a separate return basis. The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

    Accumulated deferred income tax (assets) liabilities at December 31 are (in thousands):

                                                                     2004             2003
                                                                 ------------     -----------

    Accelerated depreciation and property cost differences       $     4,490      $   10,391
    Miscellaneous other temporary differences, net                   (45,880)        (31,909)
                                                                 ------------     -----------
         Net accumulated deferred income tax liability (asset)   $   (41,390)     $  (21,518)
                                                                 ============     ===========

    The provisions for income tax expense are comprised of (in thousands):

                                                                     2004             2003
                                                                 ------------     -----------
            Income tax expense (credit):
            Current   - federal                                  $    10,893      $    5,778
                        State                                          2,230           1,460
            Deferred -  federal                                       (7,026)         (3,014)
                        State                                         (1,432)           (524)
                                                                 ------------     -----------

                   Total income tax expense                      $     4,665      $    3,700
                                                                 ============     ===========

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)



8.  Related Party Transactions

    During 2000, Progress Energy formed Progress Energy Service Company, LLC to provide specialized services, at cost, to Progress Energy and its subsidiaries, as approved by the SEC. The Company has service agreements with Progress Energy and its subsidiaries to perform such services. See
    Note 3.

    A.  Money Pool

    The Company participates in an internal money pool, operated by Progress Energy, to more effectively utilize cash resources and to reduce outside short-term borrowings. The money pool also is used to settle inter-company balances. The weighted-average interest rate for the money pool was 1.74% and 1.47% for 2004 and 2003, respectively. As of December 31, 2004 and 2003, the Company had $42.9 million and $99.7 million of amounts payable to the money pool, respectively. During 2004 and 2003, the Company recorded $1.6 million of interest expense related to the money pool.

    B.  Retroactive Reallocations

    During 2002, the Office of Public Utility Regulation within the SEC performed an audit examination of the Company's books and records. See Note
    3. Based on the review, certain methods of allocating the Company's costs to Progress Energy and its affiliates changed for 2003 and retroactive reallocations of 2002 and 2001 charges were made during the first quarter of 2003. The approximate net after tax impact of the reallocation of costs was an increase in expenses at Florida Progress and its affiliates of $5 million, an increase in expenses at Progress Energy Ventures of $2 million, an increase in expenses at Progress Energy of $3 million, and a reduction of expenses at Progress Energy Carolinas of $10 million. The net impact of the reallocation to the Company's expenses was zero.

    C.  Notes Payable

    The Company has a $115 million ten-year note payable to Progress Energy which becomes due on November 1, 2011. As of December 31, 2004 and 2003, the Company had principal amounts outstanding on the advance of $115 million. Interest accrues on the note at an annual fixed rate of 6.425% and is payable semi-annually on April 1 and October 1. As of December 31, 2004 and 2003, the Company had interest payable of $1.8 million. During 2004 and 2003, the Company recorded $7.4 million of interest expense.

    D.  Purchase Obligations

    The Company has an $10.5 million per year contract, effective through January 1, 2006 to purchase telecommunication services from Progress Telecom, LLC, an affiliate company.

9.  Commitments and Contingencies

    The Company is party to numerous contracts and arrangements obligating it to make cash payments in future years. These contracts include financial arrangements such as leases and contracts for the purchase of goods and services. Amounts in the following table are estimated based upon contractual terms and will likely differ from actual amounts. The Company takes into consideration the future commitments when assessing its liquidity and future financing needs. The following table reflects the Company's contractual cash obligations and other commercial commitments at December 31, 2004, in the respective periods in which they are due:

    (in millions)
    Contractual Obligations               2005      2006      2007      2008      2009  Thereafter
    Operating leases                      $6.4      $3.9      $2.1      $1.3       1.2        $2.0
    Other purchase obligations
        Software and support               3.8
        Telecommunications service         7.9       7.9       7.9
         Insurance                         2.2       2.2       2.2       2.2       2.2
                                           ---       ---       ---       ---       ---
           Total other purchase
           obligations                   $13.9     $10.1     $10.1      $2.2      $2.2
    ----------------------------------------------------------------------------------------------
    Total                                $20.3     $14.0     $12.2      $3.5      $3.4        $2.0
    ----------------------------------------------------------------------------------------------

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


9.  Commitments and Contingencies (continued)

    A.   Operating Leases

    The Company leases real estate, computers, office equipment and corporate jets under operating leases. Rent expense under these leases totaled $23.9 million and $24.7 million for 2004 and 2003, respectively.

    Minimum future annual rental payments, excluding executory costs such as property taxes, insurance and maintenance, under long-term noncancelable operating leases as of December 31, 2004 are reflected in the table above.

    Third party lease agreements for corporate headquarters real estate are with affiliate companies; thus, future year lease obligations are disclosed on affiliate companies' books. However, sublease agreements are in place which allows the Service Company to manage and administer these agreements including making the rental payments. Thus, rent expense for corporate headquarters real estate is charged through the Service Company and allocated to affiliate companies based on square footage utilized. These rent expenses are disclosed in current and prior year lease expenses above.

    B.   Other Purchase Obligations

    The Company has entered into various long-term contracts for software support, telecommunications services and property insurance. Payments under these commitments were $14.9 million and $15.3 million for 2004 and 2003, respectively.

    Due to the extensive property damage caused by the four Florida hurricanes, retrospective property insurance premiums of $3.3 million were recorded as a liability as defined in EITF Issue No. 93-14, "Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises." Future premiums are subject to fluctuation based on experience.

    For Purchase Obligations with Related Parties, see Note 8D.

10. Subsequent Event

    Cost Management Initiative

    On February 28, 2005, as part of a previously announced cost management initiative, Progress Energy approved a workforce restructuring. The restructuring is expected to be completed in September of 2005. In addition to the workforce restructuring, the cost management initiative includes a voluntary enhanced retirement program.

    In connection with the cost management initiative, the Company expects to incur one-time pre-tax charges of approximately $22 million. Approximately $9 million of that amount relates to estimated payments for severance benefits, and will be recognized in the first quarter of 2005 and paid over time. The estimated severance is expected to be revised based upon the impact of the voluntary enhanced retirement program. The remaining approximately $13 million will be recognized in the second quarter of 2005 and relates primarily to postretirement benefits that will be paid over time to those eligible employees who elect to participate in the voluntary enhanced retirement program. The total cost management initiative charges could change significantly primarily due to the demographics of the specific employees who elect enhanced retirement and its impact on the postretirement benefit actuarial studies.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                 For the Years Ended December 31, 2004 and 2003
                                 (In Thousands)

                  SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME



                                                             Current Year  Prior Year
   Account          Description                                   2004        2003

              INCOME

      457     Services rendered to associate companies        $429,797     $430,802
      458     Services rendered to nonassociate companies        1,349          352
      421     Miscellaneous income or loss (see 421 below)           -            -
                                                              --------     --------
              TOTAL INCOME                                     431,146      431,154
                                                              --------     --------
              EXPENSE

      908     Customer Assistance Expenses                           6            5
      911     Sales Supervision                                     29           14
      912     Demonstrating and Selling                          2,741        2,777
      913     Advertising                                          566           82
      920     Salaries and wages                               128,380      114,644
      921     Office Supplies and expenses                      75,631       81,754
      923     Outside services employed                         45,473       43,428
      924     Property insurance                                 8,803        4,103
      925     Injuries and damages                              19,188       14,296
      926     Employee pensions and benefits                    32,911       41,980
      928     Regulatory Commission Expense                         34            -
      930.1   General advertising expense                        8,878       14,500
      930.2   Miscellaneous general expenses                     3,612       13,769
      931     Rents                                             36,827       36,678
      935     Maintenance of structures and equipment            5,178       10,137
      403     Depreciation expense                               9,631        2,158
      404     Amortization expense                              17,828       12,100
      408     Taxes other than income taxes                     10,007       10,948
      409.1   Income taxes on Operating Income                  13,123        7,238
      409.2   Income taxes on NonOperating Income                    -            -
      410     Provision for deferred income taxes               (8,458)      (3,538)
      411     Provision for deferred income taxes-credit             -            -
      411.5   Investment tax credit                                  -            -
      417     Expenses of non-utility operations                 1,105        1,238
      418     Non-operating rental income                           78            -
      419.1   VEBA Trust income                                 (1,474)      (1,053)
      421     Miscellaneous non-operating income or loss           703        2,380
      426.1   Donations                                          2,501        2,463
      426.2-5 Other deductions                                   8,852       10,067
      430     Interest on debt to associate companies            8,993        8,986
      431     Other interest expense                                 -            -
                                                              --------     --------
              TOTAL EXPENSES                                  $431,146     $431,154
                                                              --------     --------
              NET INCOME OR (LOSS)                            $      0     $      0
                                                              ========     ========

         Comprehensive Income, Net of Taxes:

              Net Income                                      $      -     $      -
              Minimum pension liability adjustment
              (net of tax of 6,759 and ($2,837),
                respectively)                                  (10,426)       4,355
                                                              --------     --------
              Comprehensive Income                            $(10,426)       4,355
                                                              ========     ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457



                                            Direct       Indirect   Compensation    Total
                                             Costs         Costs       For Use      Amount
Name of Associate Company                   Charged       Charged     of Capital    Billed
                                            457-1 (1)     457-2 (1)     457-3

Progress Energy Carolinas                   $    -         $   -       $    -       $209,465
Progress Energy Florida                          -             -            -        165,611
Florida Progress Corporation                     -             -            -            336
Progress Energy Solutions, Inc.                  -             -            -            113
Progress Energy, Inc.                            -             -            -          8,893
Progress Fuels Corporation                       -             -            -         31,417
Progress Telecom, LLC                            -             -            -            186
Progress Telecommunications Corporation          -             -            -          1,880
Progress Energy Ventures, Inc.                   -             -            -         18,551
Progress Real Estate Holdings                    -             -            -            983
Strategic Resource Solutions Corp.               -             -            -             17
Adjustment                                       -             -            -         (7,655)
                                          --------      --------       ------       --------
  TOTAL                                   $130,861      $298,936       $    -       $429,797
                                          ========      ========       ======       ========



Note (1): Current accounting systems do not fully support revenue classification of direct vs. indirect cost by associate company.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458





                                      Direct      Indirect    Compensation              Excess       Total
                                      Costs        Costs        For Use      Total        or        Amount
Name of Nonassociate Company          Charged     Charged     of Capital     Cost     Deficiency    Billed
                                      458-1         458-2         458-3                  458-4

Carter & Associates, LLC              $ 1,349        $  -         $  -       $ 1,349      $  -       $ 1,349
                                      --------       ------       -------    -------      ------     --------

TOTAL                                 $ 1,349        $  -         $  -       $ 1,349      $  -       $ 1,349
                                      ========       ======       =======    =======      ======     =======




INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company.



     Expenses reimbursed by Carter & Associates, LLC, the developer for the construction of the Raleigh corporate office building for project management services and telecommunications systems as per the following agreements:
     o Project Management Agreement, dated April 10, 2003 between JPMorgan Trust Company, National Association and Progress Energy Service Company, LLC.
     o Building Loan Agreement between JPMorgan Trust Company, National Association as Borrower and Pacific Life Insurance Company as Lender, dated April 10, 2003.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES
                      ASSOCIATE AND NONASSOCIATE COMPANIES


                                             Associate Company Charges      Non-Associate Company      Total Charges For Service
                                                                                   Charges
                                             Direct   Indirect             Direct  Indirect             Direct  Indirect
          Description of Items                 Cost       Cost      Total    Cost      Cost   Total       Cost      Cost      Total
------------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accts & Collection Exp.            -          -          -       -         -       -          -         -          -
908 - Customer Assistance Expenses                6          -          6       -         -       -          6         -          6
911 - Sales Supervision                           -         29         29       -         -       -          -        29         29
912 - Demonstration and Selling                   -      2,741      2,741       -         -       -          -     2,741      2,741
913 - Advertising                               526         40        566       -         -       -        526        40        566
920 - Salaries and Wages                     27,170    100,891    128,061     319         -     319     27,489   100,891    128,380
921 - Office Supplies and Expense            53,200     21,671     74,871     760         -     760     53,960    21,671     75,631
923 - Outside Services Employed              25,027     20,278     45,305     168         -     168     25,195    20,278     45,473
924 - Property Insurance                     (3,385)    12,188      8,803       -         -       -     (3,385)   12,188      8,803
925 - Injuries and Damages                    7,602     11,586     19,188       -         -       -      7,602    11,586     19,188
926 - Employee Pensions and Benefits          5,970     26,863     32,833      78         -      78      6,048    26,863     32,911
928 - Regulatory Commission Expenses              -         34         34       -         -       -          -        34         34
930.1 - General Advertising Expense           3,293      5,585      8,878       -         -       -      3,293     5,585      8,878
930.2 - Miscellaneous General Expense         3,880      (268)      3,612       -         -       -      3,880      (268)     3,612
931 - Rents                                     511     36,316     36,827       -         -       -        511    36,316     36,827
935 - Maintenance of General Plant               68      5,110      5,178       -         -       -         68     5,110      5,178
403 - Depreciation Expense                        -      9,631      9,631       -         -       -          -     9,631      9,631
404 - Amortization Expense                        -     17,828     17,828       -         -       -          -    17,828     17,828
408 - Taxes Other Than Income Taxes           2,103      7,880      9,983      24         -      24      2,127     7,880     10,007
409 - Income Taxes                                -     13,123     13,123       -         -       -          -    13,123     13,123
410 - Deferred Income Taxes                       -     (8,458)    (8,458)      -         -       -          -    (8,458)    (8,458)
417 - Expenses of Non-Utility Operations        570        535      1,105       -         -       -        570       535      1,105
418 - Non-Operating Rental Income                 -         78         78       -         -       -          -        78         78
419 - Interest Income                             -     (1,474)    (1,474)      -         -       -          -    (1,474)    (1,474)
421 - Misc. Non-Op.  Income / Expense           473        230        703       -         -       -        473       230        703
426.1 - Donations                               755      1,746      2,501       -         -       -        755     1,746      2,501
426.2-5 - Other Deductions                    3,092      5,760      8,852       -         -       -      3,092     5,760      8,852
430 - Interest Expense on Debt                    -      8,993      8,993       -         -       -          -     8,993      8,993
431 - Other Interest Expense                      -          -          -       -         -       -          -         -          -
                                            ----------------------------------------------------------------------------------------
Total Cost of Service                       130,861    298,936    429,797   1,349         0   1,349    132,210   298,936    431,146
                                            ========================================================================================





         INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                         Department or Service Function



                                         Total
                                         Amount                                                Corporate  Corporate  Corporate
        Description of Items             Billed  Overhead  Accounting  Audit   Corporate  Communications   Security   Services
-------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and                   -        -            -      -           -               -          -          -
      Collection Expense
908 - Customer Assistance Expense             6        -            -      -           -               -          -          -
911 - Sales Supervision                      29       29            -      -           -               -          -          -
912 - Demonstration and Selling           2,741    2,741            -      -           -               -          -          -
913 - Advertising                           566       40            -      -           -             526          -          -
920 - Salaries and Wages                128,380  100,891        1,209      -       5,789           1,232         77      1,498
921 - Office Supplies and Expense        75,631   21,671           56      -       6,579             617         31        664
923 - Outside Services Employed          45,473   20,278        1,656      -       1,488             272        350        113
924 - Property Insurance                  8,803   12,188            -      -      (3,385)              -          -          -
925 - Injuries and Damages               19,188   11,586            -      -       4,127               -          -          -
926 - Employee Pensions and Benefits     32,911   26,863          299      -         777             305         19        355
928 - Regulated Commission Expense           34       34            -      -           -               -          -          -
930.1 - General Advertising Expense       8,878    5,585            -      -          98           3,195          -          -
930.2 - Miscellaneous General             3,612     (268)           -      -       1,618               -          -          -
        Expense
931 - Rents                              36,827   36,316            -      -           -               -          -          -
935 - Maintenance of General Plant        5,178    5,110            -      -           -               5          -          1
403 - Depreciation Expense                9,631    9,631            -      -           -               -          -          -
404 - Amortization Expense               17,828   17,828            -      -           -               -          -          -
408 - Taxes Other Than Income Taxes      10,007    7,880           93      -         478              95          6        116
409 - Income Taxes                       13,123   13,123            -      -           -               -          -          -
410 - Provision for Deferred Income      (8,458)  (8,458)           -      -           -               -          -          -
      Taxes
417 - Expenses of Non-Utility             1,105      535            1      -           -               -          -          -
      Operations
418 - Non-Operating Rental Income            78       78            -      -           -               -          -          -
419 - Interest Income                    (1,474)  (1,474)           -      -           -               -          -          -
421 - Misc. Non-Operating Income /          703      230            -      -           -               -          -          -
      Expense
426.1 - Donations                         2,501    1,746            -      -           -             755          -          -
426.2-.5 - Other Deductions               8,852    5,760            -      -           -           1,733          -          -
430 - Interest on Debt to Associate       8,993    8,993            -      -           -               -          -          -
      Companies
431 - Other Interest Expense                  -        -            -      -           -               -          -          -
                                      -----------------------------------------------------------------------------------------
                               Total    431,146  298,936        3,314      0      17,569           8,735        483      2,747
                                      =========================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                   Department or Service Function (continued)






                                                              Environ-            Financial   Florida              Information
                                       Economic   Enterprise   mental             Planning &  Regulatory            Technology &
                                       Develop-         Risk   Health   Finance   Regulatory  & Public   Human      Telecom-
        Description of Items               ment   Management  & Safety - Florida   Services   Affairs  Resources   munications Legal
------------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and                   -            -        -       -          -          -          -            -        -
      Collection Expense
908 - Customer Assistance Expense             -            -        -       -          6          -          -            -        -
911 - Sales Supervision                       -            -        -       -          -          -          -            -        -
912 - Demonstration and Selling               -            -        -       -          -          -          -            -        -
913 - Advertising                             -            -        -       -          -          -          -            -        -
920 - Salaries and Wages                      -            -    1,870     241      2,269        720      2,439        1,756    4,039
921 - Office Supplies and Expense             -            -       37      57        265         64        184       43,448      418
923 - Outside Services Employed               -            -       (3)      -          -        542         65        6,780    7,604
924 - Property Insurance                      -            -        -       -          -          -          -            -        -
925 - Injuries and Damages                    -            -        -       -          -          -          -            -    3,475
926 - Employee Pensions and Benefits          -            -      462      45        561        131        601          422      997
928 - Regulated Commission Expense            -            -        -       -          -          -          -            -        -
930.1 - General Advertising Expense           -            -        -       -          -          -          -            -        -
930.2 - Miscellaneous General                 -            -        -       -          -         50          -            -    1,390
        Expense
931 - Rents                                   -            -        -       -          -          -          -          510        1
935 - Maintenance of General Plant            -            -        -       -          -          -          -           41        1
403 - Depreciation Expense                    -            -        -       -          -          -          -            -        -
404 - Amortization Expense                    -            -        -       -          -          -          -            -        -
408 - Taxes Other Than Income Taxes           -            -      143      14        174         41        186          136      310
409 - Income Taxes                            -            -        -       -          -          -          -            -        -
410 - Provision for Deferred Income           -            -        -       -          -          -          -            -        -
      Taxes
417 - Expenses of Non-Utility                 -           87        -       -          -          -          -            -        -
      Operations
418 - Non-Operating Rental Income             -            -        -       -          -          -          -            -        -
419 - Interest Income                         -            -        -       -          -          -          -            -        -
421 - Misc. Non-Operating Income /            -            -        -       -          -          -        472            -        -
      Expense
426.1 - Donations                             -            -        -       -          -          -          -            -        -
426.2-.5 - Other Deductions                   -            -        -       -          -        367          -            -        -
430 - Interest on Debt to Associate           -            -        -       -          -          -          -            -        -
      Companies
431 - Other Interest Expense                  -            -        -       -          -          -          -            -        -
                                      ----------------------------------------------------------------------------------------------
Total                                         0           87    2,509     357      3,275      1,915      3,947       53,093   18,235
                                      ==============================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                   Department or Service Function (continued)



                                       Progress
                                       Ventures        Public       Real  Regulatory  Strategic
        Description of Items            Finance       Affairs     Estate     Affairs   Planning      Tax   Treasury
--------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and                   -             -          -         -          -          -          -
      Collection Expense
908 - Customer Assistance Expense             -             -          -         -          -          -          -
911 - Sales Supervision                       -             -          -         -          -          -          -
912 - Demonstration and Selling               -             -          -         -          -          -          -
913 - Advertising                             -             -          -         -          -          -          -
920 - Salaries and Wages                  3,020             -        627         -          -        703          -
921 - Office Supplies and Expense           527             -         18         -          -         16        979
923 - Outside Services Employed           5,583             -        207         -          -        486         52
924 - Property Insurance                      -             -          -         -          -          -          -
925 - Injuries and Damages                    -             -          -         -          -          -          -
926 - Employee Pensions and Benefits        741             -        159         -          -        174          -
928 - Regulated Commission Expense            -             -          -         -          -          -          -
930.1 - General Advertising Expense           -             -          -         -          -          -          -
930.2 - Miscellaneous General                 -             -          -         -          -          -        822
        Expense
931 - Rents                                   -             -          -         -          -          -          -
935 - Maintenance of General Plant            -             -         20         -          -          -          -
403 - Depreciation Expense                    -             -          -         -          -          -          -
404 - Amortization Expense                    -             -          -         -          -          -          -
408 - Taxes Other Than Income Taxes         231             -         50         -          -         54          -
409 - Income Taxes                            -             -          -         -          -          -          -
410 - Provision for Deferred Income           -             -          -         -          -          -          -
      Taxes
417 - Expenses of Non-Utility                 -             -          -         -          -        482          -
      Operations
418 - Non-Operating Rental Income             -             -          -         -          -          -          -
419 - Interest Income                         -             -          -         -          -          -          -
421 - Misc. Non-Operating Income /            1             -          -         -          -          -          -
      Expense
426.1 - Donations                             -             -          -         -          -          -          -
426.2-.5 - Other Deductions                   -           992          -         -          -          -          -
430 - Interest on Debt to Associate           -             -          -         -          -          -          -
      Companies
431 - Other Interest Expense                  -             -          -         -          -          -          -
                                      ------------------------------------------------------------------------------
Total                                    10,103           992      1,081         0          0      1,915      1,853
                                      ==============================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920




----------------------------------------------------------------------------------------------------------------------
                                                           Departmental Salary Expense                        Number
                                          ---------------------------------------------------------------
                                                                 Included in Amounts Billed To               Personnel
                                                       --------------------------------------------------
Name of                                      Total        Parent           Other              Non             End of
Department                                  Amount        Company       Associates        Associates         Year (1)
----------------------------------------------------------------------------------------------------------------------
Accounting                                     $9,673            $83           $9,590             $0               98
Audit                                           3,800              -            3,800                              38
Corporate Communications                        4,272             25            4,247                              59
Corporate Environmental Health & Safety         4,523              -            4,523                              63
Corporate Security                              1,501              -            1,501                              18
Corporate Services                              6,153             48            6,105                             122
Economic Development                              256              -              256                              18
Executive                                      13,620            235           13,153            232               11
Financial Planning & Regulatory Services        3,695             40            3,655                              41
Florida Finance                                   242              -              242                               2
Florida Regulatory & Public Affairs               724              -              724                               8
Human Resources                                10,635              6           10,629                             125
Investor Relations                                382              -              382                               5
IT&T                                           44,331              -           44,244             87              661
Legal                                           6,891            529            6,362                              80
Public Affairs                                     42              1               41                              21
PV Finance                                      6,202              -            6,202                             120
Real Estate                                     3,445              -            3,445                              41
Risk Management                                 1,875              -            1,875                              24
Strategic Planning                              1,261             37            1,224                              12
Tax                                             2,919             82            2,837                              37
Treasury                                        1,938            121            1,817                              21
                                          ----------------------------------------------------------------------------
  Total                                      $128,380         $1,207         $126,854           $319            1,625
                                          ============================================================================



Note (1):  Not rounded to thousands

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                   FROM WHOM PURCHASED                DESCRIPTION                                   RELATIONSHIP     AMOUNT
                                                                                                   "A"= ASSOCIATE
                                                                                                     "NA"= NON
                                                                                                     ASSOCIATE

ACCOUNTING, AUDIT & TAX SERVICES
      DELOITTE & TOUCHE LLP                           ACCOUNTING, AUDIT & TAX SERVICES                   NA             4,144
      KPMG LLP                                        ACCOUNTING, AUDIT & TAX SERVICES                   NA             3,863
      MISCELLANEOUS ( 4 ITEMS LESS THAN $100,000)     ACCOUNTING, AUDIT & TAX SERVICES                   NA               122
                                                                                                                   -----------
                                                                                                                        8,129
                                                                                                                   -----------
ARCHITECTURAL SERVICES
      GRUBB                                           ARCHITECTURAL SERVICES                             NA               133
                                                                                                                   -----------
                                                                                                                          133
                                                                                                                   -----------
BENEFIT CONSULTING SERVICES
      VALUEOPTIONS INC                                BENEFIT CONSULTING SERVICES                        NA               111
      MISCELLANEOUS ( 6 ITEMS LESS THAN $100,000)     BENEFIT CONSULTING SERVICES                        NA               176
                                                                                                                   -----------
                                                                                                                          287
                                                                                                                   -----------
COMMUNICATION SERVICES
      MOTOROLA, INC.                                  COMMUNICATION SERVICES                             NA             3,646
      CONSENSUS COMM INC                              COMMUNICATION SERVICES                             NA               196
      MIDLAND COMM INC                                COMMUNICATION SERVICES                             NA               147
      BUFORD GOFF & ASSOC., INC.                      COMMUNICATION SERVICES                             NA               106
      MISCELLANEOUS ( 29 ITEMS LESS THAN $100,000)    COMMUNICATION SERVICES                             NA               390
                                                                                                                   -----------
                                                                                                                        4,485
                                                                                                                   -----------
COMPUTER & COMPUTER PROGRAMMING SERVICES
      TEKSYSTEMS, INC.                                COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               776
      TEAM INFORMATION SERVICES CORP.                 COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               601
      COMPUWARE                                       COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               397
      SAPPHIRE TECHNOLOGY, LLC                        COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               381
      INDUS STAFFING SERV, INC.                       COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               320
      ANALYSTS INTERNATIONAL CORP.                    COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               279
      MERCURY DATA SYSTEMS, CORP.                     COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               273
      NETCOMM LLC                                     COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               240
      BOGIER CONSULTING, INC.                         COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               199
      KEANE, INC.                                     COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               192
      E-SYSTEMS NET INC                               COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               191
      SYLDAN TECHNICAL SERVC., INC.                   COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               182
      SOLARC, INC                                     COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               124
      PREMIER COMM & CONSULTING INC.                  COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               113

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                   FROM WHOM PURCHASED                DESCRIPTION                                   RELATIONSHIP     AMOUNT
                                                                                                   "A"= ASSOCIATE
                                                                                                     "NA"= NON
                                                                                                     ASSOCIATE

      KASIA, INC.                                     COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               108
      TYMETRIX, INC.                                  COMPUTER & COMPUTER PROGRAMMING SERVICES           NA               100
      MISCELLANEOUS ( 55 ITEMS LESS THAN $100,000)    COMPUTER & COMPUTER PROGRAMMING SERVICES           NA             1,228
                                                                                                                   -----------
                                                                                                                        5,704
                                                                                                                   -----------
CONSULTING SERVICES - ADVERTISING
      MULLEN INC                                      CONSULTING SERVICES - ADVERTISING                  NA               254
      MISCELLANEOUS ( 7 ITEMS LESS THAN $100,000)     CONSULTING SERVICES - ADVERTISING                  NA                84
                                                                                                                   -----------
                                                                                                                          338
                                                                                                                   -----------
CONSULTING SERVICES - ENVIRONMENTAL
      ENVIRONMENTAL INVESTIGATIONS INC                CONSULTING SERVICES - ENVIRONMENTAL                NA               269
      MISCELLANEOUS ( 4 ITEMS LESS THAN $100,000)     CONSULTING SERVICES - ENVIRONMENTAL                NA                66
                                                                                                                   -----------
                                                                                                                          335
                                                                                                                   -----------
CONSULTING SERVICES - FACILITIES/REAL ESTATE
                                                      CONSULTING SERVICES - FACILITIES/REAL
      EUREST DINING SERV INC                          ESTATE                                             NA               164
                                                      CONSULTING SERVICES - FACILITIES/REAL
      STORR OFF ENVIRONMENTS INC                      ESTATE                                             NA               149
                                                      CONSULTING SERVICES - FACILITIES/REAL
      IMPACT MGMT SERV INC                            ESTATE                                             NA               148
                                                      CONSULTING SERVICES - FACILITIES/REAL
      MISCELLANEOUS ( 19 ITEMS LESS THAN $100,000)    ESTATE                                             NA               260
                                                                                                                   -----------
                                                                                                                          721
                                                                                                                   -----------
CONSULTING SERVICES - OTHER
      SCOTT MADDEN & ASSOC INC                        CONSULTING SERVICES - OTHER                        NA             1,027
      NAVIGANT CONSULT INC                            CONSULTING SERVICES - OTHER                        NA               295
      ERNST & YOUNG LLP                               CONSULTING SERVICES - OTHER                        NA               231
      TOWERS PERRIN INC                               CONSULTING SERVICES - OTHER                        NA               199
      MARSH USA INC                                   CONSULTING SERVICES - OTHER                        NA               175
      MERCER DELTA CONSULTING LLC                     CONSULTING SERVICES - OTHER                        NA               155
      THE GELFOND GROUP                               CONSULTING SERVICES - OTHER                        NA               139
      MISCELLANEOUS ( 23 ITEMS LESS THAN $100,000)    CONSULTING SERVICES - OTHER                        NA               552
                                                                                                                   -----------
                                                                                                                        2,773
                                                                                                                   -----------
CONTRACT LABOR
      MISCELLANEOUS ( 4 ITEMS LESS THAN $100,000)     CONTRACT LABOR                                     NA               160
                                                                                                                   -----------
                                                                                                                          160
                                                                                                                   -----------
DESIGN SERVICES
      MISCELLANEOUS ( 10 ITEMS LESS THAN $100,000)    DESIGN SERVICES                                    NA               247
                                                                                                                   -----------
                                                                                                                          247
                                                                                                                   -----------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

INSTRUCTIONS:     Provide a breakdown by subaccount of outside
                  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


                   FROM WHOM PURCHASED                DESCRIPTION                                   RELATIONSHIP     AMOUNT
                                                                                                   "A"= ASSOCIATE
                                                                                                     "NA"= NON
                                                                                                     ASSOCIATE

FINANCIAL SERVICES
      MCGRIFF SEIBELS & WILLIAMS INC                  FINANCIAL SERVICES                                 NA               311
      MISCELLANEOUS ( 6 ITEMS LESS THAN $100,000)     FINANCIAL SERVICES                                 NA               188
                                                                                                                   -----------
                                                                                                                          499
                                                                                                                   -----------
JANITORIAL SERVICES
      GEN MAINT CO INC                                JANITORIAL SERVICES                                NA               304
      GEN MAINT CO INC/COMMERCE FUNDING               JANITORIAL SERVICES                                NA               261
      D & A BUILDING SERV INC                         JANITORIAL SERVICES                                NA               113
      MISCELLANEOUS ( 16 ITEMS LESS THAN $100,000)    JANITORIAL SERVICES                                NA               274
                                                                                                                   -----------
                                                                                                                          952
                                                                                                                   -----------
LABORATORY SERVICES
      MISCELLANEOUS ( 8 ITEMS LESS THAN $100,000)     LABORATORY SERVICES                                NA                33
                                                                                                                   -----------
                                                                                                                           33
                                                                                                                   -----------
LANDSCAPING SERVICES
      HARDEE CONSTR CO INC                            LANDSCAPING SERVICES                               NA               178
      MISCELLANEOUS ( 8 ITEMS LESS THAN $100,000)     LANDSCAPING SERVICES                               NA               137
                                                                                                                   -----------
                                                                                                                          315
                                                                                                                   -----------
LEGAL SERVICES
      HUNTON & WILLIAMS                               LEGAL SERVICES                                     NA             1,181
      SKADDEN ARPS SLATE MEAGHER &                    LEGAL SERVICES                                     NA               937
      SMITH ANDERSON BLOUNT DORSETT                   LEGAL SERVICES                                     NA               907
      CARLTON FIELDS PA                               LEGAL SERVICES                                     NA               453
      DANIEL J EDELMAN INC                            LEGAL SERVICES                                     NA               406
      BRUDER GENTILE & MARCOUX LLP                    LEGAL SERVICES                                     NA               321
      LAU LANE PIEPER CONLEY & MCCREDIE PA            LEGAL SERVICES                                     NA               306
      THELEN REID & PRIEST LLP                        LEGAL SERVICES                                     NA               278
      FRANK & GRAMLING                                LEGAL SERVICES                                     NA               268
      KILPATRICK STOCKTON LLP                         LEGAL SERVICES                                     NA               260
      LEBOEUF LAMB GREENE & MACRAE LLP                LEGAL SERVICES                                     NA               245
      NELSON MULLINS RILEY & SCARBOROUGH              LEGAL SERVICES                                     NA               233
      OGLETREE DEAKINS NASH SMOAK &                   LEGAL SERVICES                                     NA               208
      RICHARD J MCCRORY                               LEGAL SERVICES                                     NA               202
      CRAWFORD OWEN & HINES PA                        LEGAL SERVICES                                     NA               201
      PARKER POE ADAMS & BERNSTEIN LLP                LEGAL SERVICES                                     NA               195
      ELARBEE THOMPSON SAPP & WILSON LLP              LEGAL SERVICES                                     NA               170

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

INSTRUCTIONS:     Provide a breakdown by subaccount of outside
                  services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.



                   FROM WHOM PURCHASED                DESCRIPTION                                   RELATIONSHIP     AMOUNT
                                                                                                   "A"= ASSOCIATE
                                                                                                     "NA"= NON
                                                                                                     ASSOCIATE

      RINGER HENRY BUCKLEY & SEACORD PA               LEGAL SERVICES                                     NA               153
      THOMPSON SIZEMORE & GONZALEZ PA                 LEGAL SERVICES                                     NA               145
      MCDERMOTT WILL & EMERY                          LEGAL SERVICES                                     NA               143
      HOPPING GREEN & SAMS                            LEGAL SERVICES                                     NA               142
      WILLCOX BUYCK & WILLIAMS PA                     LEGAL SERVICES                                     NA               117
      FULLER JOHNSON & FARRELL PA                     LEGAL SERVICES                                     NA               117
      TRENAM KEMKER SCHARF BARKIN FRYE                LEGAL SERVICES                                     NA               116
      TEW CARDENAS LLP                                LEGAL SERVICES                                     NA               110
      MORGAN LEWIS & BOCKIUS LLP                      LEGAL SERVICES                                     NA               104
      MISCELLANEOUS (155 ITEMS LESS THAN $100,000)    LEGAL SERVICES                                     NA             1,804
                                                                                                                   -----------
                                                                                                                        9,722
                                                                                                                   -----------
MAINTENANCE SERVICES
      TRAMMELL CROW CO INC                            MAINTENANCE SERVICES                               NA               280
      MISCELLANEOUS ( 88 ITEMS LESS THAN $100,000)    MAINTENANCE SERVICES                               NA               681
                                                                                                                   -----------
                                                                                                                          961
                                                                                                                   -----------
MARKETING RESEARCH SERVICES
      TAYLOR NELSON SOFRES INTERSEARCH INC            MARKETING RESEARCH SERVICES                        NA             1,208
      MISCELLANEOUS ( 4 ITEMS LESS THAN $100,000)     MARKETING RESEARCH SERVICES                        NA               122
                                                                                                                   -----------
                                                                                                                        1,330
                                                                                                                   -----------
MEDICAL SERVICES
      MISCELLANEOUS ( 103 ITEMS LESS THAN $100,000)   MEDICAL SERVICES                                   NA               593
                                                                                                                   -----------
                                                                                                                          593
                                                                                                                   -----------
NEWSWIRE SERVICES
      MISCELLANEOUS ( 2 ITEMS LESS THAN $100,000)     NEWSWIRE SERVICES                                  NA               110
                                                                                                                   -----------
                                                                                                                          110
                                                                                                                   -----------
SECURITY SERVICES
      SECURITY FORCES INC                             SECURITY SERVICES                                  NA             1,451
      HIRECHECK INC                                   SECURITY SERVICES                                  NA               117
      MISCELLANEOUS (110 ITEMS LESS THAN $100,000)    SECURITY SERVICES                                  NA               251
                                                                                                                   -----------
                                                                                                                        1,819
                                                                                                                   -----------
SOFTWARE CONSULTING SERVICES
      ITINERARY SOLUTIONS INC                         SOFTWARE CONSULTING SERVICES                       NA               145
      MISCELLANEOUS ( 2 ITEMS LESS THAN $100,000)     SOFTWARE CONSULTING SERVICES                       NA                30
                                                                                                                   -----------
                                                                                                                          175
                                                                                                                   -----------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.



                   FROM WHOM PURCHASED                DESCRIPTION                                   RELATIONSHIP     AMOUNT
                                                                                                   "A"= ASSOCIATE
                                                                                                     "NA"= NON
                                                                                                     ASSOCIATE

TELECOM - CABLING SERVICES
      BRIGHT HOUSE NETWORKS INC                       TELECOM - CABLING SERVICES                         NA               104
                                                                                                                   -----------
                                                                                                                          104
                                                                                                                   -----------
TEMPORARY LABOR
      COGNOS CORP                                     TEMPORARY LABOR                                    NA               500
      SOLARC INC                                      TEMPORARY LABOR                                    NA               475
      ESG INTL INC                                    TEMPORARY LABOR                                    NA               268
      MANPOWER INC                                    TEMPORARY LABOR                                    NA               256
      ROBERT HALF MGMT RESOURCES INC                  TEMPORARY LABOR                                    NA               221
      INDUS STAFFING SERV INC                         TEMPORARY LABOR                                    NA               119
      MISCELLANEOUS ( 83 ITEMS LESS THAN $100,000)    TEMPORARY LABOR                                    NA             1,040
                                                                                                                   -----------
                                                                                                                        2,879
                                                                                                                   -----------
TRAVEL SERVICES
      PREMIER AIR CTR INC                             TRAVEL SERVICES                                    NA               319
      OMEGA WORLD TRAVEL INC                          TRAVEL SERVICES                                    NA               217
      MISCELLANEOUS ( 2 ITEMS LESS THAN $100,000)     TRAVEL SERVICES                                    NA                28
                                                                                                                   -----------
                                                                                                                          564
                                                                                                                   -----------
VIDEO SERVICES
      CAPSTRAT INC                                    VIDEO SERVICES                                     NA               128
      MISCELLANEOUS ( 10 ITEMS LESS THAN $100,000)    VIDEO SERVICES                                                       26
                                                                                                                   -----------
                                                                                                                          154
                                                                                                                   -----------
SERVICES FROM/(TO) AFFILIATES
      PROGRESS TELECOMMUNICATIONS COMPANY             TELECOMMUNICATION SERVICES                         A                376
                                                                                                                   -----------
                                                                                                                          376
                                                                                                                   -----------
OTHER SERVICES
      OTHER ( 267 ITEMS LESS THAN $100,000)           OTHER SERVICES                                     NA             1,736
      ACCOUNTING ITEMS AND ENTRIES ( 3732 ITEMS)                                                         NA              -161
                                                                                                                   -----------
                                                                                                                        1,575
                                                                                                                   -----------

GRAND TOTAL                                                                                                            45,473
                                                                                                                   ===========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



              Description                              Amount

              Active Health                           $ 8,544

              Retiree Health and Life                   3,596

              Active Life                                 306

              Pensions                                  5,414

              401(K)Plan                                5,552

              LTD Health and Life                         685

              LTD Salary Continuation                     550

              Deferred Incentive Plans                   (814)

              Deferred Compensation Plans               3,748

              Deferred Benefit Plans                    3,085

              Awards for Excellence                       361

              Severance Related Expenses                1,388

              Employee Parking Supplement                 509

              Other                                       (13)

                                                      -------
                                TOTAL                $ 32,911
                                                      =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of 3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description                               Name of Payee                                  Amount

Freelance                                 Cynthia Stalcup                                     3
Print Ad                                  Designers' Press Inc                                3
Misc Advertising                          Graphix Solutions of Amer Inc                       3
Misc Advertising                          Magnetic Attractions Inc                            3
Promotional Advertising                   WCHL 1360                                           3
Promotional Advertising                   Raleigh Convention CTR Complex                      4
Promotional Advertising                   City of Casselberry                                 5
Print Ad                                  Imprint Pub                                         5
Freelance                                 Kristie F Plaga                                     5
Public Relations Consulting               Learning Tech Inc                                   5
Misc Advertising                          News Journal Corp                                   5
Magazine Ads                              Pace Comm                                           5
Public Relations Consulting               Capital Strategies Inc                              6
Misc Advertising                          Professional Mail Serv Inc                          6
Newspaper Ad                              TMP Worldwide Inc                                   7
Misc Advertising                          Ecompanystore                                       8
Print Ad                                  Orlando Business Journal                            8
Freelance                                 Caprice Patterson                                  10
Promotional Advertising                   GMR Marketing LLC                                  10
Misc Advertising                          The Looper Group Inc                               10
Research                                  Geovision Inc                                      11
Freelance                                 Jennifer Leohardt Pittman                          11
Freelance                                 Lindsey Bennett                                    11
Video Production                          Parallax Prod Inc                                  11
Promotional Advertising                   Sports & properties Inc                            15
Freelance                                 Renee L Maxwell                                    20
Newspaper Ad                              MRPP Inc                                           24
Recruiting Ad                             TMP Interactive Inc                                24
Research                                  John Govreau Concept Dev Inc                       25
Software                                  Doubleclick Techsolutions                          26
Research                                  The Horse's Mouth Research                         28
Print Ad                                  Harperprints Inc                                   39
Freelance                                 JMM Consulting Inc                                 41
Consulting                                Lister Butler Consulting Inc                       44
Research                                  Synergy Marketing Assoc Inc                        53
Research                                  Diagnostic Research                                53

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

            GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1 (Continued)

INSTRUCTIONS:   Provide a listing of the amount included in Account 930.1,
                "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of 3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description                                       Name of Payee                       Amount

Research                                          Diagnostic Research Inc                 55
Misc Advertising                                  Bank One                                87
Research                                          TNS Intersearch                        185
Broadcast, TV, Radio, Print and Newspaper Ads     Mullen Inc                           7,913
Misc Less than 3K                                 N/A                                     88
                                                                                  -----------
                                                                                       8,878
                                                                                  ===========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account
              930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.



              Description                                          Amount


              Director's Fees / Expenses                           $  433
              Industry Dues / Fees                                  2,627
              Stock Listing / Debt Rating Fees                        828
              Shareholder Notices / Published Reports                 671
              Trustee Fees                                          1,064
              Other General Expenses                               (2,011)
                                                                   ------
              Total                                                $3,612
                                                                   ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                               RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931,
              "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.



              Type of Property                   Amount

              Office Rent                        18,615

              Computer Equipment                  7,494

              Aircraft (Note 1)                   9,144

              Property Tax on Leased Equipment    1,185

              Other                                 389
                                                -------
                       TOTAL                    $36,827
                                                =======




         Note 1: Includes $5,500K one-time cancellation cost to exit from an aircraft lease.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



                     KIND OF TAX                                      AMOUNT


             (1)  Other Than U.S. Government Taxes

                  North Carolina Workers' Compensation                 $ 194

                  South Carolina Workers' Compensation                     8

                  North Carolina Unemployment                             83

                  South Carolina Unemployment                              4

                  Florida Unemployment                                    50

                  DC Unemployment                                          1

                  North Carolina Franchise Tax                           287

                  North Carolina Property Tax                            485
                                                                        ----
                         SUBTOTAL                                    $ 1,112

             (2)  U.S. Government Taxes

                  FICA                                               $ 8,803

                  Federal Unemployment                                    92
                                                                      ------
                         SUBTOTAL                                    $ 8,895

                           TOTAL                                     $10,007
                                                                     =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                            DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

---------------------------------------------------------------------------------------------
Name of Recipient                                 Purpose of Donation     Transaction Amount
---------------------------------------------------------------------------------------------
A J FLETCHER FOUND                                Civic and Charitable                    10
AFRICAN AMER CULTURAL COMPLEX                     Civic and Charitable                     5
ALLIANCE FOR CHILDREN                             Civic and Charitable                     5
ALLIES FOR CHERRY POINT'S                         Civic and Charitable                     5
AMER ASSN OF BLACKS IN ENERGY                     Civic and Charitable                    29
AMER CANCER
SOC                                               Civic and Charitable                     6
AMER FISHERIES SOC                                Civic and Charitable                     5
AMER NUCLEAR
SOC                                               Civic and Charitable                     7
AMER RED
CROSS                                             Civic and Charitable                    16
ASHEVILLE PARKS & RECREATION                      Civic and Charitable                     5
ASSN OF FUND RAISING PROF                         Civic and Charitable                     5
AUDUBON N C                                       Civic and Charitable                    14
BE ACTIVE INC                                     Civic and Charitable                    10
BIG ROCK BLUE MARLIN TOURNAMENT                   Civic and Charitable                    10
BLACK PAGES INTL                                  Civic and Charitable                     5
BOK TOWER GARDENS                                 Civic and Charitable                    10
BOY SCOUTS OF
AMER                                              Civic and Charitable                     6
BOYS & GIRLS CLUB OF WAKE CO INC                  Civic and Charitable                     5
BREAKTHROUGH                                      Civic and Charitable                     5
BUNCOMBE CO SCH FOUND                             Civic and Charitable                    10
CAPE FEAR RIVER ASSEMBLY INC                      Civic and Charitable                     5
CAROLINA BALLET                                   Civic and Charitable                    13
CENTER FOR CREATIVE LEADERSHIP INC                Civic and Charitable                    20
CENTRAL CAROLINA ECONOMIC DEV                     Civic and Charitable                     5
CENTRAL FLORIDA DEV COUN                          Civic and Charitable                     5
CHAPEL HILL-CARRBORO CHAMBER                      Civic and Charitable                     5
CHARITY CHALLENGE                                 Civic and Charitable                     5
CHATHAM CO COUN ON AGING                          Civic and Charitable                     5
CHILDREN'S SERV FOUND OF HIGHLANDS                Civic and Charitable                     5
CITY OF ALTAMONTE SPRINGS                         Civic and Charitable                    15
CLEMSON UNIV FOUND                                Civic and Charitable                     8
COMMUNITIES IN SCHOOLS NATL                       Civic and Charitable                    25
CONGRESSIONAL BLACK CAUCUS                        Civic and Charitable                    15
CONSORTIUM OF FLORIDA EDUC FOUND                  Civic and Charitable                    25
COUNTY OF JONES                                   Civic and Charitable                     5
CRAVEN REG MED CTR FOUND INC                      Civic and Charitable                     6
CREATIVE TAMPA BAY                                Civic and Charitable                     6

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------
                                                                               Transaction
Name of Recipient                                    Purpose of Donation            Amount
-------------------------------------------------------------------------------------------
DIAMANTE INC                                         Civic and Charitable                4
DIXIE GILCHRIST LEVY CO TOURISM                      Civic and Charitable               10
EASTER SEALS N C                                     Civic and Charitable               10
EL PUEBLO INC                                        Civic and Charitable                5
ENVIRONMENTAL EDUC FUND                              Civic and Charitable                5
ENVIRONMENTAL IMPACT INC                             Civic and Charitable                5
EXECUTIVE LEADERSHIP COUN                            Civic and Charitable               10
FLA MINORITY SUPPLIER DEV COUN                       Civic and Charitable               14
FLORIDA 4-H FOUND                                    Civic and Charitable                4
FLORIDA CHAMBER FOUND                                Civic and Charitable                5
FLORIDA CHAMBER POLITICAL INST                       Civic and Charitable                5
FLORIDA ECONOMIC DEV COUN INC                        Civic and Charitable                7
FLORIDA HEARTLAND RURAL ECONOMIC                     Civic and Charitable                5
FLORIDA HOUSE                                        Civic and Charitable                5
FLORIDA HOUSE ON CAPITOL HILL                        Civic and Charitable               10
FLORIDA PRIDE                                        Civic and Charitable                5
FLORIDA STATE UNIV FOUND                             Civic and Charitable               12
FLORIDA'S GREAT NORTHWEST INC                        Civic and Charitable               20
FRIENDS OF THE NC STATE MUSEUM                       Civic and Charitable               20
FULL FRAME DOCUMENTARY FILM FEST                     Civic and Charitable               10
GREATER RALEIGH CHAMBER OF COMM                      Civic and Charitable                5
GREATER TRIANGLE REGIONAL COUN                       Civic and Charitable                5
HARDEE HELP CTR                                      Civic and Charitable               10
HIGHLANDS CO EDUC FOUND INC                          Civic and Charitable                5
IBINI TERA FOUND                                     Civic and Charitable               10
INST FOR EMERGING ISSUES                             Civic and Charitable                5
J K GROUP INC                                        Matching Grants                   533
JAMES E CLYBURN RESEARCH                             Civic and Charitable               10
JR LEAGUE OF RALEIGH INC                             Civic and Charitable               13
JUVENILE DIABETES RESEARCH FOUND                     Civic and Charitable                7
LAFAYETTE COLL                                       Civic and Charitable               10
LAKE WALES AREA FOUND                                Civic and Charitable               10
LAKE WALES CHAMBER OF COMM                           Civic and Charitable                6
LAND TRUST ALLIANCE                                  Civic and Charitable               20
LEADERSHIP FLORIDA                                   Civic and Charitable               25
LEADERSHIP NC                                        Civic and Charitable               10
LEADERSHIP TRIANGLE INC                              Civic and Charitable                5

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------------
                                                                                   Transaction
Name of Recipient                                         Purpose of Donation           Amount
-----------------------------------------------------------------------------------------------
MAHAFFEY THEATER                                          Civic and Charitable              15
MARINE CORPS COMM SERV                                    Civic and Charitable               5
MARINE CORPS SCHOLARSHIP FOUND                            Civic and Charitable               5
MARLBORO CO ECONOMIC DEV                                  Civic and Charitable               5
MARY BROGAN MUSEUM OF ART & SCIENCE                       Civic and Charitable              35
MED WEEK - U S DEPT OF COMM                               Civic and Charitable               5
MEREDITH COLL                                             Civic and Charitable               5
MONDAY AFTER THE MASTERS                                  Civic and Charitable              15
N C 4-H DEV FUND                                          Civic and Charitable              25
N C AZALEA FESTIVAL                                       Civic and Charitable              18
N C BAR ASSN FOUND                                        Civic and Charitable              10
N C BEAUTIFUL                                             Civic and Charitable               4
N C BIG SWEEP INC                                         Civic and Charitable              10
N C COMM FOUND INC                                        Civic and Charitable               6
N C CTR FOR NONPROFITS                                    Civic and Charitable              10
N C CTR FOR PUBLIC POLICY                                 Civic and Charitable              11
N C DEPT OF COMM                                          Civic and Charitable              25
N C FFA ASSN                                              Civic and Charitable               5
N C FOREST FOUND                                          Civic and Charitable               5
N C FREE INC                                              Civic and Charitable              10
N C HOUSING COALITION                                     Civic and Charitable              20
N C INDIAN ECONOMIC DEV INITIATIVE                        Civic and Charitable               5
N C LEGISLATIVE BLACK CAUCUS                              Civic and Charitable              10
N C MUSEUM OF ART FOUND INC                               Civic and Charitable              31
N C NAACP                                                 Civic and Charitable              17
N C PUBLIC ALLIES                                         Civic and Charitable              10
N C RURAL ECONOMIC  DEV CTR                               Civic and Charitable              10
N C SCH OF THE ARTS                                       Civic and Charitable              10
N C SMART GROWTH ALLIANCE                                 Civic and Charitable              12
N C SOC OF HISPANIC PROF                                  Civic and Charitable              10
N C STATE FOUND                                           Civic and Charitable              16
N C THEATRE                                               Civic and Charitable              10
N C WILDLIFE FEDERATION                                   Civic and Charitable               5
N C ZOOLOGICAL SOC                                        Civic and Charitable              10
NATL ALLIANCE OF BLACK SCH                                Civic and Charitable               5
NATL BLACK CAUCUS OF STATE LEGISLATORS                    Civic and Charitable              10
NATL UNIV                                                 Civic and Charitable               5

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

----------------------------------------------------------------------------------------
                                                                            Transaction
Name of Recipient                                 Purpose of Donation            Amount
----------------------------------------------------------------------------------------
NCBCE                                             Civic and Charitable                8
NET CORPS                                         Civic and Charitable               10
NORTH CAROLINIANS FOR JOBS                        Civic and Charitable               15
OCALA/MARION CO ECONOMIC DEV CORP                 Civic and Charitable               11
OPPORTUNITY FLORIDA                               Civic and Charitable                5
PALMETTO CONSERVATION FOUND                       Civic and Charitable                8
PENLAND SCH OF CRAFTS                             Civic and Charitable                5
PERSON CO PARKS & RECREATION DEPT                 Civic and Charitable                5
POLK VISION                                       Civic and Charitable                5
PUBLIC SCH FORUM OF N C                           Civic and Charitable               10
RALEIGH LITTLE THEATRE                            Civic and Charitable                5
RESEARCH TRIANGLE REGIONAL                        Civic and Charitable                5
REX CLASSIC                                       Civic and Charitable                5
RICHLAND CO CASA                                  Civic and Charitable                5
ROTARY CLUB OF WADESBORO                          Civic and Charitable                5
S C ASSN OF NONPROFIT ORGANIZATIONS               Civic and Charitable                5
S C LEGISLATIVE BLACK CAUCUS                      Civic and Charitable                4
S C NATURE CONSERVANCY                            Civic and Charitable               10
SCHOLARSHIP AMER                                  Civic and Charitable               19
SEMINOLE BOOSTERS INC                             Civic and Charitable                6
SMALL BUS & TECHNOLOGY DEV CTR                    Civic and Charitable                8
ST PETERSBURG AREA CHAMBER OF COMM                Civic and Charitable              111
ST PETERSBURG DOWNTOWN PARTNERSHIP INC            Civic and Charitable               10
ST PETERSBURG FEST OF STATES INC                  Civic and Charitable               25
SUMMIT HOUSE                                      Civic and Charitable                4
SUSTAINABLE N C                                   Civic and Charitable                5
TAMPA BAY PARTNERSHIP INC                         Civic and Charitable                5
TASTE OF THE SOUTH                                Civic and Charitable               10
TEACH FOR AMER                                    Civic and Charitable               10
THE CHARACTER EDUC FOUND                          Civic and Charitable                5
THE CONSERVATION CAMPAIGN                         Civic and Charitable               10
THE CONSERVATION FUND                             Civic and Charitable                5
THE FAITH & POLITICS INST                         Civic and Charitable                5
THE MARROW FOUND                                  Civic and Charitable                5
THE N C SYMPHONY                                  Civic and Charitable               20
THE OCEAN CONSERVANCY                             Civic and Charitable               10
THE ROTARY CLUB OF DUNEDIN                        Civic and Charitable                5

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------
                                                                               Transaction
Name of Recipient                                    Purpose of Donation            Amount
-------------------------------------------------------------------------------------------
THE SALVATION ARMY                                   Civic and Charitable                5
THE UNIV OF N C PRESS                                Civic and Charitable                5
THE YADKIN-PEE DEE LAKES PROJECT                     Civic and Charitable               10
TRIANGLE COMM REAL ESTATE WOMEN                      Civic and Charitable                4
U S CHAMBER OF COMMERCE                              Civic and Charitable               10
U W OF CITRUS CO                                     Civic and Charitable                4
UIDA BUSINESS SERV                                   Civic and Charitable                5
UNC-CHAPEL HILL SCH OF JOURNALISM                    Civic and Charitable               25
UNIV OF FLORIDA FOUND INC                            Civic and Charitable               20
UNIV OF SC                                           Civic and Charitable               15
VOLUSIA CO SCH                                       Civic and Charitable                5
WAKE FOREST UNIV                                     Civic and Charitable               10
WAKE MED KIDS DAY                                    Civic and Charitable               10
WATERFALL COMM                                       Civic and Charitable                6
WILMINGTON INDUS DEV COMM OF 100                     Civic and Charitable                7
YMCA OF THE TRIANGLE AREA INC                        Civic and Charitable                5
MISC - UNDER $3,000                                                                    320
                                                                             --------------
                                                                                     2,501
                                                                             ==============

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                    OTHER DEDUCTIONS - ACCOUNTS 426.2 - 426.5
                                 (In Thousands)


Instructions: Provide a listing of the amount included in Accounts 426.2 through 426.5, "Other Deductions", classifying such expenses according to their nature.

Description                   Sub Description                Name of Payee                          Amount

Expenditures for Certain
Civic, Political & Related    Company Labor and associated
Activities                    administrative costs           N/A                                     4,654

                              Consulting Services
                              including Lobbyist and Legal
                              fees                           Alley Assoc Inc                           117
                                                             Baker & McKenzie                            5
                                                             Bode Call & Stroupe LLP                    36
                                                             Bracewell & Patterson LLP                 240
                                                             Bryan Houck                                78
                                                             Darrell Campbell                           24
                                                             Don Beason - Powerhouse SQ                 75
                                                             Doug Bruce & Assoc                         30
                                                             Equity Off Properties Mgmt Corp            11
                                                             Florida Consultants Inc                    30
                                                             Global Strategy Group LLC                  25
                                                             GMA Inc                                    30
                                                             Patrick Taylor                             10
                                                             Helms Mulliss & Wicker PLLC                48
                                                             Hunter Limbaugh                            30
                                                             Hunton & Williams                          68
                                                             James I & Susan F Owens                    20
                                                             Kelley Mccain & Smith Owens LLC            72
                                                             Mcalister Comm                             60
                                                             McNair Law Firm                             5
                                                             Ogburn & Assoc Inc                         54
                                                             Patton Boggs LLP                           48
                                                             Pearce Research Assoc Inc                  35
                                                             Ryan Phillips Utrecht & Mackinnon         125
                                                             SC Republican Party Bldg Fund               5
                                                             Smith Anderson Blount Dorsett              50
                                                             Smith Bryan & Myers Inc                    32
                                                             South Carolinians for Tort Reform          10
                                                             The Accord Group Inc                       18
                                                             The Capital Group                          17
                                                             Michael Goldie & Assoc                     30
                                                             Walsh Consulting Group LLC                 33
                                                             Misc (101 items)                           62
                                                                                                   --------
                                                             Subtotal                                1,533

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

              OTHER DEDUCTIONS - ACCOUNTS 426.2 - 426.5 (continued)
                                 (In Thousands)

    Instructions: Provide a listing of the amount included in Accounts 426.2 through 426.5, "Other Deductions", classifying such expenses according to their nature.

Description                   Sub Description                Name of Payee                              Amount

Expenditures for Certain
Civic, Political & Related    Sponsorship fees related to
Activities                    Public Affairs                 2004 Congressional Angels                       5
                                                             Alltel Pavilion                                23
                                                             Carolinas Defense Coalition                    15
                                                             Consumers United for Rail Equity               20
                                                             Easter Seals Florida Inc                        6
                                                             Electricity Reform Acctg Project               42
                                                             Frontiers of Freedom Inst                      25
                                                             Gale Force Sports & Entertainment LLC          22
                                                             Greater Raleigh Chamber of Comm                 9
                                                             Inst Of Political Leadership                    5
                                                             Junior Achievement Inc                         13
                                                             Manchin Inauguration 2005                       5
                                                             Natl Assn Of MFG Inc                           49
                                                             Nuclear Energy Inst                            17
                                                             SC Chamber of Comm                              6
                                                             SC Democratic Party Bldg Fund                   5
                                                             SC Policy Coun                                 15
                                                             SC Republican Party Bldg Fund                  10
                                                             Misc (56 items)                                34
                                                                                                       --------
                                                             Subtotal                                      326

                                                             Total                                       6,513
                                                                                                       ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

              OTHER DEDUCTIONS - ACCOUNTS 426.2 - 426.5 (continued)
                                 (In Thousands)

    Instructions: Provide a listing of the amount included in Accounts 426.2 through 426.5, "Other Deductions", classifying such expenses according to their nature.


Description                   Sub Description                Name of Payee                             Amount

                              Life Insurance Policy- Split
Other Misc Deductions         Dollar                         N/A                                        (736)
                              License Fee                    N/A                                          300
                                                                                                      --------
                                                             Total                                      (436)
                                                                                                      ========

Community Services            Sponsorships                   2005 US Open Championship                     53
                                                             Aggie-Eagle Football Classic                  10
                                                             Artsplosure                                    5
                                                             BGW Design LTD Inc                            20
                                                             Bip Marketing Inc                             10
                                                             Capital Sports Mgmt LLC                      285
                                                             Carolina Hurricanes                          186
                                                             Championsgate                                  8
                                                             Chrysler Championship                        183
                                                             Darlington Raceway                             5
                                                             Gale Force Sports & Entertainment LLC          6
                                                             INTL Sports Properties Inc                    10
                                                             Learfield Comm Inc                           241
                                                             Outback Bowl                                  22
                                                             Pinehurst Inc                                 46
                                                             Raycom/JP Sports                             150
                                                             St Pete Times Forum                           26
                                                             Tampa Bay Arena LP                             8
                                                             Tampa Bay Buccaneers                          97
                                                             Tampa Bay Devil Rays LTD                   1,199
                                                             The Wolfpack Club                             11
                                                             University Athletic Assn Inc                  48
                                                             Miscellaneous                                146
                                                                                                      --------
                                                             Total                                      2,775
                                                                                                      ========

Grand Total                                                                                             8,852
                                                                                                      ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



           See Notes to Financial Statements, Schedule XIV, pages 19 - 25.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                               Organization Chart

                              (Effective 1/1/2005)



      President and Chief Executive Officer

                    Capital Planning & Control
                    Corporate Services
                    Human Resources
                    Information Technology & Telecommunications


        Financial Services- Executive Vice President and Chief Financial Officer
                    Accounting
                    Corporate Planning
                    Enterprise Risk Management
                    Tax
                    Treasury


            Corporate Relations- Senior Vice President and General Counsel
                    Audit Services
                    Corporate Communications
                    Legal
                    Regulatory & Corporate Relations (Florida)
                    State Public Affairs & Economic Development

                      PROGRESS ENERGY SERVICE COMPANY, LLC


                          Current Methods of Allocation


Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


Asset Ratio
A ratio, the numerator of which is the total assets, net of investment in subsidiaries and goodwill, of a Client Company and the denominator of which is the total assets, net of investment in subsidiaries and goodwill, of all Client Companies.

Average Hourly Rate - Aircraft
A ratio, the numerator of which is the variable costs of aircraft expenses and the denominator of which is the total hourly usage of all Client Companies.

Circuit Count Ratio
A ratio, the numerator of which is the number of telecommunication circuits of a Client Company and the denominator of which is the number of telecommunication circuits of all the Client Companies. For each fiscal year,
  o The ratio is calculated using counts estimated during the budget cycle for such year,
  o Each Client Company is charged actual costs through work order billing as incurred,
  o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
  o Residual costs, if any, are allocated in the same proportions as the actual monthly fees including adjustments, and
  o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

FTE's Assigned Ratio
A ratio, the numerator of which is the number of hours a full-time employee is assigned to a Client Company and the denominator of which is the number of hours full-time employees are assigned to all Client Companies.

Global Ratio
A ratio, the numerator of which is the actual expenses charged to a Client Company and the denominator of which is the actual expenses charged to all Client Companies participating in a group of related services.

Headcount Ratio
A ratio, for infrastructure costs, the numerator of which is the headcount of the Service Company department and the denominator of which is the headcount of all the Service Company departments. A ratio, for non-infrastructure costs, the numerator of which is the headcount of a Client Company and the denominator of which is the headcount of all the Client Companies.

Historical Claims Ratio
A ratio, the numerator of which is the historical claims incurred by a Client Company and the denominator of which is the historical claims incurred by all Client Companies.

Information Technology Application Index Ratio
A ratio, the numerator of which is the index value of each business software application of a Service Company Department or a Client Company and the denominator of which is the index value of each business software application of all Service Company Departments and Client Companies. The index value for each business software application is derived from the application's resource and service requirements. For each fiscal year,
  o The ratio is calculated using values estimated during the budget cycle for such year.
  o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the monthly actual costs of the product by the ratio for such Company,
  o The ratio is adjusted when actual index values vary significantly from estimated counts,

Information Technology Distributed Cost Ratio
A ratio, the numerator of which is the IT costs distributed to a Service Company Department or a Client Company and the denominator of, which is the IT costs excluding IT applications development and enhancement charges distributed to all Service Company Departments and Client Companies. For each fiscal year,
  o The ratio is calculated using values estimated during the budget cycle for such year.
  o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the actual costs by the ratio for such Company,
  o The ratio is adjusted when actual distributed costs vary significantly from estimated,

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


Information Technology Standard Labor Rate
A rate, the numerator of which is the direct salary and associated adders (payroll taxes, benefits, exceptional hours) plus other employee related expenses, and the denominator of which is the hours worked for all Service Company Departments and Client Companies. For each fiscal year:
  o The rate is calculated using costs and counts estimated during the budget cycle for such year,
  o Each Service Company Department and Client Company is charged at the standard rate for each hour worked, or actual costs if the cost of the resources required to perform the work differs significantly from the cost of the resources included in the standard rate,
  o Residual costs are allocated using a ratio, the numerator of which is the actual hours charged to a Service Company Department or Client Company and the denominator of which is the actual hours charged to all Service Company Departments and Client Companies.
  o Residual costs may be allocated at intervals during the fiscal year but final allocations of residual costs are made at the end of such year.

Information Technology Standard Desktop Services Rate
A rate, the numerator of which is the direct salary and associated adders (payroll taxes, benefits, exceptional hours) plus other employee related expenses, and the denominator of which is the number of devices supported for all Service Company Departments and Client Companies. For each fiscal year:
  o The rate is calculated using costs and counts estimated during the budget cycle for such year,
  o Each Service Company Department and Client Company is charged at the standard rate for each device supported, or actual costs if the cost of the resources required to perform the work differs significantly from the cost of the resources included in the standard rate,
  o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Information Technology Standard E-mail Ratio
A ratio, the numerator of which is the number of e-mail accounts for a Service Company Department or Client Company receiving the service and the denominator of which is the number of e-mail accounts of all Service Company Departments and Client Companies receiving the service. For each fiscal year:
  o The ratio is calculated using counts estimated during the budget cycle for such year.
  o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the actual costs by the ratio for such Company,
  o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,

Information Technology Standard Personal Computer and Device Rates
The rates, the numerator of which is the cost of providing a service for a device and the denominator of which is the number of devices of all Service Company Departments and Client Companies. For each fiscal year:
  o The rates are calculated using costs and counts estimated during the budget cycle for such year.
  o Each Service Company Department and Client Company is charged a monthly actual amount determined by multiplying the rate and the actual device count for such Department or Company,
  o Residual costs are allocated using a ratio, the numerator of which is the actual device count charged to a Service Company Department or Client Company and the denominator of which is the actual device count charged to all Service Company Departments and Client Companies.
  o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Insurable Values
A ratio, the numerator of which is the insurable values of a Client Company and the denominator of which is the insurable values of all the Client Companies.

Invoice Ratio
A ratio, the numerator of which is the number of invoices of a Client Company and the denominator of which is the number of invoices of all the Client Companies.

Labor Dollars Ratio  (not used in 2004)
A ratio, the numerator of which is the labor dollars of a Client Company and the denominator of which is the labor dollars of all the Client Companies.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.


Miles and Hours of Usage Allocation Metric
For fleet and transportation costs, all vehicles are tracked by vehicle number, vehicle class and ownership using a Vehicle Management System ("VMS"). Each vehicle class is assigned a usage factor (e.g. cost per mile or cost per hour). Miles driven and hours used are tracked for each vehicle driven. The VMS calculates the amount to charge the organization based on the usage entered, the usage factor for that class of vehicles and the owner of the vehicle.

Number of Vehicles Managed Ratio
A ratio, the numerator of which is the number of vehicles managed for a Client Company and the denominator of which is the number of vehicles managed for all the Client Companies.

Prior Year Usage Ratio
A ratio, the numerator of which is the actual prior year usage of a Client Company and the denominator of which is the actual prior year usage of all Client Companies.

Square Footage Ratio
A ratio, for infrastructure costs, the numerator of which is the square footage of the Service Company departments or a Client Company and the denominator of which is the square footage of all Service Company and Client Company departments. A ratio, for non-infrastructure costs, the numerator of which is the actual square footage of a Client Company and the denominator of which is the actual square footage of Client Companies benefiting from the service.

Two Factor Method
The Two Factor Method measures two equally weighted factors to arrive at an allocation percentage for each Client Company. The first factor is an Asset Ratio, the numerator of which is the total assets, net of investment in subsidiaries and goodwill, of a Client Company and the denominator of which is the total assets, net of investment in subsidiaries and goodwill, of all Client Companies. The second factor is Revenue, the numerator of which is the total operating revenue and dividend income of a Client Company and the denominator of which is the total operating revenue and dividend income of all Client Companies.

Undepreciated Assets Ratio  (not used in 2004)
A ratio, the numerator of which is the undepreciated assets of a Client Company and the denominator of which is the undepreciated assets of all the Client Companies.




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


                      PROGRESS ENERGY SERVICE COMPANY, LLC


                    Current Methods of Allocation (continued)


Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.



ADDERS:

Benefits Adders
A ratio, the numerator of which is the employee benefits expenses (excluding pension expense) for each Client Company and the denominator is the productive labor dollars of each Client Company. Each Client Company will have its own benefits adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.

Corporate Common Stores Adders
A ratio, the numerator of which is the total Corporate Common Stores expenses (including purchasing, investment recovery, inventory planning and analysis, supplier diversity, and materials systems expenses) and the denominator of which is the raw material dollars of all Client Companies within the Holding Company system for which the Service Company provides material related services.

Energy Delivery Locational Stores Adders
A ratio, the numerator of which is the total Garner General Warehouse expense (including warehousing, distribution, and inventory management) and the denominator of which is the raw material dollars of the Transmission and Distribution Departments in the Energy Delivery business unit of Progress Energy Carolinas.

Exceptional Hours Adders
A ratio, the numerator of which is the estimated non-productive time for each Client Company and the denominator of which is the productive labor dollars of each Client Company. Each Client Company will have its own exceptional hours adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.

Payroll Tax Adders
Each labor dollar incurred will have an additional adder to reflect a prorated portion of the payroll taxes. There will be distinct payroll tax pools representing each Service and Client Company's payroll tax expense. Payroll tax adder amounts will be created based on applying a percentage rate to base and overtime labor. There will be one rate per Service and Client Company based on individual company pools as a ratio to each company's labor.

Pension Adders
A ratio, the numerator of which is the employee pension expense for each Client Company and the denominator is the productive labor dollars of each Client Company. Each Client Company will have its own pension adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.




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




             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2004
                                 (In Thousands)

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



Not Applicable:

Progress Energy Service Company does not bill its associate client companies for compensation of equity capital.



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



             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                    Progress Energy Service Company, LLC
                                    ------------------------------------
                                       (Name of Reporting Company)


                                    By: /s/ Robert H. Bazemore, Jr.
                                    ------------------------------
                                    (Signature of Signing Officer)



                                    Robert H. Bazemore, Jr., Vice President and
                                    Controller
                                    --------------------------------------------
                                    (Printed Name and Title of Signing Officer)


       Date:  April 29, 2005


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